CREDIT SUISSE

Financial Release 1Q13

On or about May 7, 2013, we will publish our Financial Report 1Q13 which will include additional financial statements disclosures.

Financial highlights
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Net income (CHF million)
Net income/(loss) attributable to shareholders	1,303	263	44	395	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.78	0.09	0.03	–	–
Diluted earnings/(loss) per share	0.76	0.09	0.03	–	–
Return on equity (%, annualized)
Return on equity attributable to shareholders	14.2	2.9	0.5	–	–
Core Results (CHF million) [1]
Net revenues	7,117	5,721	5,878	24	21
Provision for credit losses	22	70	34	(69)	(35)
Total operating expenses	5,273	5,282	5,804	0	(9)
Income/(loss) before taxes	1,822	369	40	394	–
Core Results statement of operations metrics (%) [1]
Cost/income ratio	74.1	92.3	98.7	–	–
Pre-tax income margin	25.6	6.4	0.7	–	–
Effective tax rate	28.0	27.1	(40.0)	–	–
Net income margin [2]	18.3	4.6	0.7	–	–
Assets under management and net new assets (CHF billion)
Assets under management	1,311.6	1,250.8	1,204.8	4.9	8.9
Net new assets	12.0	6.8	(5.7)	76.5	–
Balance sheet statistics (CHF million)
Total assets	946,618	924,280	1,000,020	2	(5)
Net loans	248,995	242,223	231,696	3	7
Total shareholders' equity	37,825	35,498	33,585	7	13
Tangible shareholders' equity [3]	28,985	26,866	24,992	8	16
Book value per share outstanding (CHF)
Total book value per share	28.83	27.44	27.43	5	5
Tangible book value per share [3]	22.09	20.77	20.41	6	8
Shares outstanding (million)
Common shares issued	1,339.7	1,320.8	1,224.5	1	9
Treasury shares	(27.5)	(27.0)	0.0	2	–
Shares outstanding	1,312.2	1,293.8	1,224.5	1	7
Market capitalization
Market capitalization (CHF million)	33,371	29,402	31,507	13	6
Market capitalization (USD million)	35,099	32,440	34,911	8	1
BIS statistics (Basel III) [4]
Risk-weighted assets (CHF million)	298,155	292,481	–	2	–
Tier 1 ratio (%)	15.1	15.2	–	–	–
CET 1 ratio (%)	14.6	14.2	–	–	–
Number of employees (full-time equivalents)
Number of employees	46,900	47,400	48,700	(1)	(4)
1 Refer to "Credit Suisse Reporting structure and Core Results" in I – Credit Suisse results – Credit Suisse for further information on Core Results.
2 Based on amounts attributable to shareholders.
3 A non-GAAP financial measure. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity.

Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

Brady W. Dougan, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.

Dear shareholders

Our results for the first quarter of 2013 show the positive momentum of our new business model, which generates high returns, enables us to build on our strong client franchises and operates on a substantially reduced risk and cost base.
On an underlying* basis, we delivered Core pre-tax income of CHF 2,032 million, net income attributable to shareholders of CHF 1,462 million and a return on equity of 16% for the first quarter of 2013. After taking account of significant items, including fair value charges on own debt due to the improvement in our own credit spreads, we reported Core pre-tax income of CHF 1,822 million, net income attributable to shareholders of CHF 1,303 million and a return on equity of 14%.

Performance of our businesses in the first quarter
In Private Banking & Wealth Management, we generated solid profitability with pre-tax income of CHF 881 million in the first quarter of 2013. Each of the division’s three businesses contributed to our strong net new assets of CHF 12.0 billion in the quarter, reflecting strong growth in Switzerland, Asia Pacific and the Americas, partially offset by continued outflows in Western Europe. Private Banking & Wealth Management net revenues of CHF 3,303 million were 5% lower compared to the first quarter of the prior year, with an improvement in transaction activity that was offset by reduced business disposal gains and lower net interest income. Total operating expenses of CHF 2,394 million for the first quarter of 2013 were 4% lower compared to the prior-year quarter, with lower compensation and benefits, mainly reflecting the deferred compensation expense from PAF2 awards in the first quarter of 2012 and lower headcount. The organizational realignment of our integrated Private Banking & Wealth Management division is on track and we are confident that these efforts will allow us to serve our clients better and more effectively and to further increase our productivity, efficiency and returns in the coming quarters.
With a return on Basel III allocated capital of 23%, our Investment Banking results for the first quarter of 2013 demonstrate the strength and more balanced performance of our new model. Our Investment Banking division delivered pre-tax income of CHF 1,300 million with stable net revenues of CHF 3,945 million, as higher Fixed Income Sales and Trading and Underwriting and Advisory results were offset by lower Equity Sales and Trading revenues. Total operating expenses of CHF 2,651 million declined 13% compared to the prior-year quarter, driven by lower compensation and benefits that were primarily due to lower deferred compensation expense related to the PAF2 awards expensed in the first quarter of 2012. We reduced our risk-weighted assets by USD 25 billion from the first quarter of 2012, to USD 182 billion and remain on track to meet our target of USD 175 billion by end-2013. Over the past two years, we have significantly transformed our business portfolio, with the majority of capital and resources allocated to our targeted, high-return businesses.

Successful execution of new business model
With an underlying* return on equity of 16% for the first quarter of 2013, we continue to show strong market share momentum and generate high returns on a substantially lower risk and cost base. Our results show that the strategic measures we have implemented since mid-2011 are proving effective in bringing results to the bottom line on a consistent basis.
The role of Switzerland as an early mover in defining the new regulatory framework required us to adapt our business model and operations early on. Over the past two years, we have realigned our business model in Investment Banking, significantly reduced costs and risk-weighted assets, adapted the structure of our Private Banking & Wealth Management division and substantially strengthened our capital position.
We now operate under the Basel III framework, which was implemented in Switzerland as of January 1, 2013 along with the Swiss “Too Big to Fail” legislation. We have a funding profile that is among the best in the industry with a net stable funding ratio in excess of 100%, and we have a substantially strengthened capital base, with a pro forma Look-through Swiss Core Capital ratio of 9.8%. We are on track to exceed our Look-through Swiss Core Capital ratio target of 10% during the middle of this year and have begun to accrue for cash dividends in respect of our 2013 earnings.
In an industry that still faces substantial restructuring, we have effectively completed our transformation and we have made material progress in establishing a business model that is stable, high-returning and ready for the new regulatory environment.
We would like to thank our shareholders and clients for the trust they have placed in Credit Suisse and, in particular, our employees for their contribution to the success of our business.

Sincerely

Urs Rohner                       Brady W. Dougan

April 2013

* Underlying results are non-GAAP financial measures. For a reconciliation of our underlying results to the most directly comparable US GAAP measures, see “Reconciliation to underlying results – Core Results” in I – Credit Suisse results – Core Results in the 1Q13 Financial Release.

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. We have calculated our Basel III net stable funding ratio (NSFR) based on the current FINMA framework. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown herein. In addition, we have calculated our 1Q13 pro forma Look-through Swiss Core Capital assuming the successful completion of the remaining CHF 0.6 billion of capital measures we announced in July 2012. The calculation of Investment Banking’s return on Basel III allocated capital assumes a 25% tax rate and capital allocated at 10% of Basel III risk-weighted assets.

Financial Release 1Q13

Financial Release 1Q13
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

On or about May 7, 2013, we will publish and file with the SEC our Financial Report 1Q13, which will include additional disclosures on:

– fair value of financial instruments;
– loans, allowance for loan losses and credit quality;
– derivatives and hedging activities;
– investment securities;
– guarantees and commitments;
– assets pledged or assigned;
– transfers of financial assets and variable interest entities;
– tax;
– offsetting of financial assets and financial liabilities;
– accumulated other comprehensive income; and
– long-term debt.

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations are explained in the List of abbreviations in the back of this report.

Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance

Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 46,900 employees from approximately 100 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture diverse growth opportunities around the world. We serve our diverse clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.

Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Assets under management

Operating environment

Global economic growth remained relatively weak in 1Q13. Inconclusive elections in Italy and the financial situation in Cyprus increased uncertainty, particularly in the European market. Equity markets performed well, and bond yields increased over the course of the first quarter. The US dollar strengthened moderately against the euro and the Swiss franc.

Economic environment

Global gross domestic product reported in 1Q13 showed improvement from the generally weak levels reported during 2012, though were still subdued. The US economy showed further signs of recovery, with the unemployment rate falling to a four-year low and improvement in the housing market. The macroeconomic landscape in Europe remained challenging, with employment data and other leading economic indicators showing ongoing weakness. Growth in China remained steady, whereas other Asian countries showed increased growth, including South Korea and Singapore. The global manufacturing purchasing managers index signaled continued growth.
While the US avoided the “fiscal cliff” at the end of 2012, it failed to avert the so-called sequester, which became effective on March 1, 2013, and, unless other action is taken, will reduce US government spending by roughly USD 60 billion during the 2013 calendar year.
In the eurozone, Italian elections did not result in the creation of a stable government, and negotiations to form a governing coalition were still ongoing at the end of the quarter. A bailout package for Cyprus was agreed which will impose losses on bank deposits above the insurance threshold of EUR 100,000 and will restructure the country’s second largest bank.
In Japan, the Bank of Japan (BoJ) increased its inflation target from 1% to 2% in January. In late March, a new BoJ governor assumed office, indicating that further easing would be required to achieve the new target. Other major central banks mostly left monetary policies unchanged. The US Federal Reserve (Fed) continued to buy USD 85 billion of financial assets per month as part of its ongoing quantitative easing, and the Bank of England also maintained its asset purchase program. The European Central Bank (ECB) kept interest rates unchanged.
In 1Q13, equity markets benefited from easy monetary conditions and generally improved corporate earnings as well as moderately increased mergers and acquisition (M&A) activity. However, towards the end of the quarter markets lost some momentum on renewed uncertainties following the Cyprus bail-out. Overall, most equity markets added several percentage points by quarter end, reaching new multi-year highs, with the Nikkei-225 and the Swiss Market Index as the best performing major indices. The S&P 500 closed above 1,550 index points, beating the previous high reached in 2007. Equity market volatility, as indicated by the Chicago Board Options Exchange Market Volatility Index (VIX), remained relatively low (refer to the charts “Equity markets”). The Dow Jones Credit Suisse Hedge Fund Index gained 3.6% in 1Q13.

In fixed income, yields increased over the course of 1Q13 (refer to the charts “Yield curves”); however, the challenging European macroeconomic landscape and increasing uncertainty over the election outcome in Italy limited yield increases. Benefitting from their safe-haven status in Europe, German Bunds outperformed US Treasuries during 1Q13. At the same time, eurozone member states’ debt securities, particularly for the periphery, had mixed performance. Spain was the best performing large market across eurozone member states, while Italy had the weakest performance. Inflation-linked bonds performed negatively given higher real yields. While both euro and US dollar investment grade corporate spreads tightened slightly, corporate high yield spreads narrowed.
The US dollar strengthened moderately against the euro and the Swiss franc. The euro ended the quarter below 1.30 versus the US dollar, after having traded as high as 1.36 in February. The Japanese yen was the weakest among the major currencies as yields in Japan fell and expectations for major easing by the BoJ increased. The British pound also weakened significantly against most currencies. The minimum Swiss franc per euro exchange rate imposed by the Swiss National Bank (SNB) remained above 1.20.
Commodity markets had a strong start in 1Q13. The Credit Suisse Commodity Benchmark gained more than 4% in January, driven by improved leading economic indicators. However, in February, these gains reversed amid concerns that the Fed could reduce economic stimulus. Markets stabilized in March, and the Credit Suisse Commodity Benchmark ended 1Q13 almost unchanged. Energy products were the best performing commodity class, and gold underperformed, losing approximately 4.5% during the quarter.

Market volumes (growth in %)
	Global		Europe
end of 1Q13	QoQ	YoY	QoQ	YoY
Equity trading volume [1]	12	(9)	17	(6)
Announced mergers and acquisitions [2]	(23)	19	(36)	(6)
Completed mergers and acquisitions [2]	(17)	13	18	39
Equity underwriting [2]	5	5	(25)	(31)
Debt underwriting [2]	10	1	39	(4)
Syndicated lending - investment grade [2,3]	(6)	0	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ.
2 Dealogic
3 3M13 vs 3M12

Sector environment

Bank stocks outperformed the broader equity market at the beginning of the quarter as measured by the MSCI World index (refer to the charts “Equity Markets”). However, this performance was negatively impacted later in the quarter by the Cypriot financial situation, in particular for European bank stocks. European and North American banks ended the quarter higher, with gains of 1.7% and 5.6%, respectively.
In private banking, clients continued to be cautious given ongoing market uncertainty, with cash deposits remaining high despite record low interest rates. However, investments in equities in client portfolios increased on rising markets during the quarter, and equity and bond funds saw net inflows while money market funds recorded net outflows. The wealth management sector continued to adapt to further industry-specific regulatory changes.
In investment banking, global equity trading volumes declined year over year, driven by weaker volumes across European and US cash equities and US equity derivatives, but increased quarter on quarter. Global completed M&A volumes increased compared to 1Q12, but declined quarter on quarter following strong industry activity in 4Q12. Global equity underwriting volumes increased year on year, driven by higher issuance volumes across initial public offerings (IPOs), follow-on offerings and convertibles, and were also higher compared to 4Q12. Global debt underwriting volumes were relatively stable compared 1Q12, as higher volumes in high yield issuances offset lower volumes in investment grade issuances, and were higher compared to 4Q12, driven by higher investment grade and high yield issuance volumes. US fixed income volumes, including treasuries, federal agency, mortgage-backed and corporates, were slightly lower year on year and slightly higher quarter on quarter.

Credit Suisse

In 1Q13, we recorded net income attributable to shareholders of CHF 1,303 million. Diluted earnings per share were CHF 0.76 and return on equity attributable to shareholders was 14.2%.

Results
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Statements of operations (CHF million)
Net revenues	7,188	5,800	6,047	24	19
Provision for credit losses	22	70	34	(69)	(35)
Compensation and benefits	3,024	2,720	3,711	11	(19)
General and administrative expenses	1,754	2,122	1,653	(17)	6
Commission expenses	497	456	451	9	10
Total other operating expenses	2,251	2,578	2,104	(13)	7
Total operating expenses	5,275	5,298	5,815	0	(9)
Income before taxes	1,891	432	198	338	–
Income tax expense/(benefit)	510	100	(16)	410	–
Net income	1,381	332	214	316	–
Net income attributable to noncontrolling interests	78	69	170	13	(54)
Net income attributable to shareholders	1,303	263	44	395	–
Earnings per share (CHF)
Basic earnings/(loss) per share	0.78	0.09	0.03	–	–
Diluted earnings/(loss) per share	0.76	0.09	0.03	–	–
Return on equity (%, annualized)
Return on equity attributable to shareholders	14.2	2.9	0.5	–	–
Return on tangible equity attributable to shareholders [1]	18.6	3.9	0.7	–	–
Number of employees (full-time equivalents)
Number of employees	46,900	47,400	48,700	(1)	(4)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	1Q13	4Q12	1Q12	1Q13	4Q12	1Q12	1Q13	4Q12	1Q12
Statements of operations (CHF million)
Net revenues	7,117	5,721	5,878	71	79	169	7,188	5,800	6,047
Provision for credit losses	22	70	34	0	0	0	22	70	34
Compensation and benefits	3,023	2,705	3,707	1	15	4	3,024	2,720	3,711
General and administrative expenses	1,753	2,121	1,646	1	1	7	1,754	2,122	1,653
Commission expenses	497	456	451	0	0	0	497	456	451
Total other operating expenses	2,250	2,577	2,097	1	1	7	2,251	2,578	2,104
Total operating expenses	5,273	5,282	5,804	2	16	11	5,275	5,298	5,815
Income/(loss) before taxes	1,822	369	40	69	63	158	1,891	432	198
Income tax expense/(benefit)	510	100	(16)	0	0	0	510	100	(16)
Net income/(loss)	1,312	269	56	69	63	158	1,381	332	214
Net income attributable to noncontrolling interests	9	6	12	69	63	158	78	69	170
Net income/(loss) attributable to shareholders	1,303	263	44	–	–	–	1,303	263	44
Statement of operations metrics (%)
Cost/income ratio	74.1	92.3	98.7	–	–	–	73.4	91.3	96.2
Pre-tax income margin	25.6	6.4	0.7	–	–	–	26.3	7.4	3.3
Effective tax rate	28.0	27.1	(40.0)	–	–	–	27.0	23.1	(8.1)
Net income margin [1]	18.3	4.6	0.7	–	–	–	18.1	4.5	0.7
1 Based on amounts attributable to shareholders.

Credit Suisse reporting structure and Core Results
Credit Suisse results include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have noncontrolling interests without significant economic interest (SEI) in such revenues and expenses. Core Results include the results of our two segments and the Corporate Center and discontinued operations, but do not include noncontrolling interests without SEI.

Core Results

In 1Q13, we recorded net income attributable to shareholders of CHF 1,303 million. Net revenues were CHF 7,117 million and total operating expenses were CHF 5,273 million.
Results in 1Q13 included fair value losses from movements in own credit spreads of CHF 80 million before tax, compared to fair value losses of CHF 376 million in 4Q12 and fair value losses of CHF 1,554 million in 1Q12. Our results also reflected realignment costs of CHF 92 million before tax.
We recorded net new assets of CHF 12.0 billion in Private Banking & Wealth Management.
Effective January 1, 2013, the Basel III framework was introduced in Switzerland, and our CET1 ratio was 14.6% as of the end of 1Q13. Our Swiss Core Capital ratio was 15.0% and our Look-through Swiss Core Capital ratio was 9.6% as of the end of 1Q13.

Core Results
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Statements of operations (CHF million)
Net interest income	1,802	1,932	1,861	(7)	(3)
Commissions and fees	3,352	3,553	3,179	(6)	5
Trading revenues	1,807	(155)	180	–	–
Other revenues	156	391	658	(60)	(76)
Net revenues	7,117	5,721	5,878	24	21
Provision for credit losses	22	70	34	(69)	(35)
Compensation and benefits	3,023	2,705	3,707	12	(18)
General and administrative expenses	1,753	2,121	1,646	(17)	7
Commission expenses	497	456	451	9	10
Total other operating expenses	2,250	2,577	2,097	(13)	7
Total operating expenses	5,273	5,282	5,804	0	(9)
Income before taxes	1,822	369	40	394	–
Income tax expense/(benefit)	510	100	(16)	410	–
Net income	1,312	269	56	388	–
Net income attributable to noncontrolling interests	9	6	12	50	(25)
Net income attributable to shareholders	1,303	263	44	395	–
Statement of operations metrics (%)
Cost/income ratio	74.1	92.3	98.7	–	–
Pre-tax income margin	25.6	6.4	0.7	–	–
Effective tax rate	28.0	27.1	(40.0)	–	–
Net income margin [1]	18.3	4.6	0.7	–	–
Number of employees (full-time equivalents)
Number of employees	46,900	47,400	48,700	(1)	(4)
1 Based on amounts attributable to shareholders.

Results overview

Certain reclassifications have been made to prior periods to conform to the current presentation.

In Private Banking & Wealth Management, net revenues of CHF 3,303 million were down 5% compared to 1Q12, primarily due to lower other revenues and lower net interest income, partially offset by slightly higher recurring commissions and fees. Lower other revenues reflected a gain of CHF 178 million in 1Q12 from the partial sale of our ownership interest in Aberdeen Asset Management. Net interest income decreased due to significantly lower deposit margins, reflecting the low interest rate environment, partially offset by stable loan margins on higher average volumes. Slightly higher recurring commissions and fees included lower investment product management fees and higher investment account and services fees. Transaction- and performance-based revenues were stable. Increased client activity resulted in higher transaction- and performance-based revenues from higher brokerage and product issuing fees, higher foreign exchange fees from client transactions, higher placement fees and higher revenues from integrated solutions, offset by lower trading and sales income and lower equity participations income primarily due to the reduction of our ownership interest in Aberdeen Asset Management.
In Investment Banking, net revenues were stable at CHF 3,945 million. We delivered strong results in 1Q13, reflecting stable revenue levels, broadly sustained market share, a reduced cost base and lower capital usage from a year ago. Fixed income sales and trading revenues remained strong compared to 1Q12, driven by resilient performance from our market-leading franchises, including global credit products, securitized products and emerging markets. In addition, we incurred a gain from businesses we are exiting of CHF 4 million compared to losses of CHF 261 million in 1Q12. Equity sales and trading revenues declined relative to 1Q12, reflecting less favorable trading conditions. Underwriting and advisory results were higher compared to 1Q12, as higher debt and equity underwriting revenues were partially offset by significantly lower M&A fees.
> Refer to “Private Banking & Wealth Management” and “Investment Banking” for further information.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. In 1Q13, losses before taxes were CHF 359 million, including fair value losses on our long-term vanilla debt of CHF 37 million, debit valuation adjustments (DVA) losses on certain structured notes liabilities of CHF 41 million and fair value losses on stand-alone derivatives of CHF 2 million, resulting in overall fair value losses on such items of CHF 80 million in the quarter.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and DVA relating to certain structured notes liabilities carried at fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.
> Refer to “Impact from movements in own credit spreads” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2012 for further information.

in	1Q13	4Q12	1Q12
Net income/(loss) attributable to shareholders, excluding impact from movements in own credit spreads (CHF million)	1,370	567	1,154
Fair value gains/(losses) from movements in own credit spreads	(80)	(376)	(1,554)
Of which fair value gains/(losses) on own long-term vanilla debt	(37)	(197)	(894)
Of which fair value gains/(losses) from DVA on structured notes	(41)	(120)	(482)
Of which fair value gains/(losses) on stand-alone derivatives	(2)	(59)	(178)
Tax expense/(benefit)	(13)	(72)	(444)
Net income attributable to shareholders	1,303	263	44
For the effect of these items on capital, refer to "Capital management" in II – Treasury, risk, balance sheet and off-balance sheet.

Core Results reporting by division
	in			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Net revenues (CHF million)
Wealth Management Clients	2,250	2,209	2,247	2	0
Corporate & Institutional Clients	520	547	537	(5)	(3)
Asset Management	533	578	701	(8)	(24)
Private Banking & Wealth Management	3,303	3,334	3,485	(1)	(5)
Investment Banking	3,945	2,664	3,959	48	0
Corporate Center	(131)	(277)	(1,566)	(53)	(92)
Net revenues	7,117	5,721	5,878	24	21
Provision for credit losses (CHF million)
Wealth Management Clients	19	36	20	(47)	(5)
Corporate & Institutional Clients	9	32	19	(72)	(53)
Private Banking & Wealth Management	28	68	39	(59)	(28)
Investment Banking	(6)	2	(5)	–	20
Provision for credit losses	22	70	34	(69)	(35)
Total operating expenses (CHF million)
Wealth Management Clients	1,720	1,683	1,786	2	(4)
Corporate & Institutional Clients	261	277	271	(6)	(4)
Asset Management	413	395	438	5	(6)
Private Banking & Wealth Management	2,394	2,355	2,495	2	(4)
Investment Banking	2,651	2,364	3,057	12	(13)
Corporate Center	228	563	252	(60)	(10)
Total operating expenses	5,273	5,282	5,804	0	(9)
Income/(loss) before taxes (CHF million)
Wealth Management Clients	511	490	441	4	16
Corporate & Institutional Clients	250	238	247	5	1
Asset Management	120	183	263	(34)	(54)
Private Banking & Wealth Management	881	911	951	(3)	(7)
Investment Banking	1,300	298	907	336	43
Corporate Center	(359)	(840)	(1,818)	(57)	(80)
Income before taxes	1,822	369	40	394	–

The fair value losses on own vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. 1Q13 results also included business realignment costs of CHF 92 million, primarily consisting of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives, and a cumulative translation adjustment loss of CHF 80 million from the sale of JO Hambro Investment Management (JO Hambro), which does not include the gain on sale of CHF 34 million reflected in Private Banking & Wealth Management.
> Refer to “Impact from movements in own credit spreads” for further information.

Provision for credit losses were net provisions of CHF 22 million in 1Q13, with net provisions of CHF 28 million in Private Banking & Wealth Management and releases of CHF 6 million in Investment Banking.
Total operating expenses of CHF 5,273 million were down 9% compared to 1Q12, primarily reflecting 18% lower compensation and benefits. The decrease in compensation and benefits was due to lower discretionary performance-related compensation expense, as 1Q12 included CHF 534 million related to 2011 Partner Asset Facility (PAF2) awards, and lower salary expense, reflecting lower headcount. General and administrative expenses were CHF 1,753 million, up 7% compared to 1Q12, mainly driven by higher litigation provisions.

Core Results reporting by region
	in			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Net revenues (CHF million)
Switzerland	1,810	1,800	1,928	1	(6)
EMEA	1,947	1,343	2,031	45	(4)
Americas	2,551	2,349	2,618	9	(3)
Asia Pacific	940	506	867	86	8
Corporate Center	(131)	(277)	(1,566)	(53)	(92)
Net revenues	7,117	5,721	5,878	24	21
Income/(loss) before taxes (CHF million)
Switzerland	560	569	667	(2)	(16)
EMEA	600	(6)	391	–	53
Americas	669	725	619	(8)	8
Asia Pacific	352	(79)	181	–	94
Corporate Center	(359)	(840)	(1,818)	(57)	(80)
Income before taxes	1,822	369	40	394	–
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Income tax expense of CHF 510 million recorded in 1Q13 mainly reflected the impact of the geographical mix of results. Overall, net deferred tax assets decreased CHF 164 million to CHF 6,808 million as of the end of 1Q13 compared to 4Q12. Deferred tax assets on net operating losses decreased by CHF 130 million to CHF 1,915 million during 1Q13, primarily related to earnings, partially offset by foreign exchange gains. The Core Results effective tax rate was 28.0% in 1Q13, compared to 27.1% in 4Q12.
> Refer to “Note 21 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Assets under management of CHF 1,311.6 billion increased 4.9% compared to the end of 4Q12 reflecting positive market movements, favorable foreign exchange-related movements and net new assets. Wealth Management Clients contributed solid net new assets of CHF 5.5 billion with continued inflows from emerging markets and from our ultra-high-net-worth individual (UHNWI) client segment, partially offset by continued outflows in Western Europe. Corporate & Institutional Clients in Switzerland reported strong net new assets of CHF 4.5 billion. Asset Management reported strong net new assets of CHF 6.4 billion in 1Q13 with inflows mainly in index strategies, multi-asset class solutions and credit products, partially offset by outflows of CHF 2.1 billion from businesses we decided to exit.

Information and developments

Format of presentation and changes in reporting
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, the Basel Committee on Banking Supervision (BCBS) Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Our calculations of 4Q12 capital and ratio amounts, which are presented in order to show meaningful comparative information, use estimates as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.

Key performance indicators
Beginning in the first quarter of 2013, we revised our key performance indicators (KPIs) for the Group and for our Private Banking & Wealth Management and Investment Banking divisions to reflect our strategic plan, the regulatory environment and the market cycle. Income statement-based KPIs are measured on the basis of underlying results, which are non-GAAP financial measures.
> Refer to “Reconciliation to underlying results – Core Results” for further information on underlying results.
> Refer to “Key performance indicators” in Private Banking & Wealth Management and Investment Banking for further information on divisional KPIs.

Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. As such, year to date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends.

in / end of	Target	1Q13	2012
Growth (%)
Collaboration revenues [1]	18 - 20% of net revenues	15.0	18.6
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [2]	Superior return vs. peer group	11.9	4.8
Total shareholder return of peer group [2,3]	–	19.0	49.2
Return on equity attributable to shareholders (annualized) – underlying [4]	Above 15%	15.9	10.0
Core Results cost/income ratio – underlying [4]	Below 70%	71.5	79.8
Capital (%)
Look-through Swiss Core Capital ratio	Above 10%	9.6	9.0
1
Includes revenues recognized when more than one of the Group's divisions participates in a particular transaction. Reported on the basis of the organizational structure prior to the establishment of the integrated Private Banking & Wealth Management division. Refer to "Collaboration revenues" in II – Operating and financial review – Core Results – Information and developments – Key performance indicators in the Credit Suisse Annual Report 2012 for further information on collaboration revenues.

2
Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period.

3
The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

4 Measured on the basis of underlying results. Refer to "Reconciliation to underlying results – Core Results" for further information on underlying results.

Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. We target cost savings of CHF 3.2 billion in 2013, CHF 3.8 billion by the end of 2014 and CHF 4.4 billion by the end of 2015. These targets are measured against our annualized 6M11 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses. The majority of the expected future savings will be realized from shared infrastructure and support services across the Group, mainly through the consolidation of fragmented and duplicate functions globally and the continued consolidation of IT applications and functions. We have also targeted further savings within our two operating divisions. Within Private Banking & Wealth Management, we expect to deliver cost benefits from the creation of the integrated Private Banking & Wealth Management division, the integration of Clariden Leu completed in 2012, streamlining of front office support functions and the offshore affluent and Swiss client coverage model and simplification of our operating platform. Within Investment Banking, we expect to deliver cost benefits from initiatives already completed in 2012 and from continuing to review and realize efficiencies across business lines and geographic regions. We expect to incur approximately CHF 1.6 billion of business realignment costs associated with these measures during the course of 2013 to 2015.
We incurred CHF 92 million of business realignment costs associated with these measures in 1Q13.
> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2012 for further information.

Overview of results
	Private Banking & Wealth Management			Investment Banking			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse
in / end of period	1Q13	4Q12	1Q12	1Q13	4Q12	1Q12	1Q13		4Q12		1Q12		1Q13	4Q12	1Q12		1Q13	4Q12	1Q12	1Q13	4Q12	1Q12
Statements of operations (CHF million)
Net revenues	3,303	3,334	3,485	3,945	2,664	3,959	(131)		(277)		(1,566)		7,117	5,721	5,878		71	79	169	7,188	5,800	6,047
Provision for credit losses	28	68	39	(6)	2	(5)	0		0		0		22	70	34		0	0	0	22	70	34
Compensation and benefits	1,379	1,293	1,527	1,485	1,172	2,013	159		240		167		3,023	2,705	3,707		1	15	4	3,024	2,720	3,711
General and administrative expenses	794	851	774	915	941	805	44		329		67		1,753	2,121	1,646		1	1	7	1,754	2,122	1,653
Commission expenses	221	211	194	251	251	239	25		(6)		18		497	456	451		0	0	0	497	456	451
Total other operating expenses	1,015	1,062	968	1,166	1,192	1,044	69		323		85		2,250	2,577	2,097		1	1	7	2,251	2,578	2,104
Total operating expenses	2,394	2,355	2,495	2,651	2,364	3,057	228		563		252		5,273	5,282	5,804		2	16	11	5,275	5,298	5,815
Income/(loss) before taxes	881	911	951	1,300	298	907	(359)		(840)		(1,818)		1,822	369	40		69	63	158	1,891	432	198
Income tax expense/(benefit)	–	–	–	–	–	–	–		–		–		510	100	(16)		0	0	0	510	100	(16)
Net income	–	–	–	–	–	–	–		–		–		1,312	269	56		69	63	158	1,381	332	214
Net income attributable to noncontrolling interests	–	–	–	–	–	–	–		–		–		9	6	12		69	63	158	78	69	170
Net income attributable to shareholders	–	–	–	–	–	–	–		–		–		1,303	263	44		–	–	–	1,303	263	44
Statement of operations metrics (%)
Cost/income ratio	72.5	70.6	71.6	67.2	88.7	77.2	–		–		–		74.1	92.3	98.7		–	–	–	73.4	91.3	96.2
Pre-tax income margin	26.7	27.3	27.3	33.0	11.2	22.9	–		–		–		25.6	6.4	0.7		–	–	–	26.3	7.4	3.3
Effective tax rate	–	–	–	–	–	–	–		–		–		28.0	27.1	(40.0)		–	–	–	27.0	23.1	(8.1)
Net income margin	–	–	–	–	–	–	–		–		–		18.3	4.6	0.7		–	–	–	18.1	4.5	0.7
Utilized economic capital and return
Average utilized economic capital (CHF million)	9,670	9,756	9,963	19,292	18,759	20,247	2,250	[2]	2,256	[2]	2,570	[2]	31,193	30,761	32,759		–	–	–	31,193	30,761	32,759
Pre-tax return on average utilized economic capital (%) [3]	37.1	37.9	38.9	27.5	7.1	18.6	–		–		–		23.9	5.4	1.1		–	–	–	24.8	6.3	3.0
Balance sheet statistics (CHF million)
Total assets [4]	284,588	275,683	282,283	582,272	563,758	617,283	75,339		80,733		95,856		942,199	920,174	995,422		4,419	4,106	4,598	946,618	924,280	1,000,020
Net loans	212,238	207,702	197,623	36,735	34,501	34,063	22		20		10		248,995	242,223	231,696		–	–	–	248,995	242,223	231,696
Goodwill	2,448	2,409	2,404	6,136	5,980	5,929	–		–		–		8,584	8,389	8,333		–	–	–	8,584	8,389	8,333
Number of employees (full-time equivalents)
Number of employees	27,000	27,300	27,200	19,600	19,800	20,600	300		300		900		46,900	47,400	48,700		–	–	–	46,900	47,400	48,700
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2 Includes diversification benefit.
3 Calculated using a return excluding interest costs for allocated goodwill.
4 Beginning in 1Q13, segment assets exclude intra-Group balances between the segments. Prior periods have been reclassified to conform to the current presentation.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2012 for further information.

Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2012 for further information.

Allocations and funding
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements, which aim to reflect the pricing structure of unrelated third-party transactions, govern the compensation received by one segment for generating revenue or providing services on behalf of another. Corporate services and business support are provided by the Shared Services area and these costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.
We centrally manage our funding activities, with new securities for funding and capital purposes issued primarily by the Bank which lends funds to our operating subsidiaries and affiliates. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record net revenues and expenses relating to this funding in each of the segments, and our businesses are also credited to the extent they provide long-term stable funding.
> Refer to “Allocations and funding” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2012 for further information.

16 / 17

Reconciliation to underlying results – Core Results
Underlying results are non-GAAP financial measures that exclude valuation impacts from movements in own credit spreads and certain other items included in our reported Core Results. Management believes that underlying results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our underlying Core results to the most directly comparable US GAAP measures.
> Refer to “Core Results”, “Private Banking & Wealth Management” and “ Investment Banking” in this report and prior Financial Reports for the periods indicated for further information.

in	1Q13	4Q12		1Q12	2012
Reconciliation (CHF million)
Net revenues - as reported	7,117	5,721		5,878	23,606
Fair value impact from movements in own credit spreads	68	372		1,554	2,912
Realignment costs	–	–		–	15
Gain on sale of stake in Aberdeen Asset Management	–	–		(178)	(384)
Gain on sale of a non-core business from the integration of Clariden Leu	–	–		–	(41)
Impairment of Asset Management Finance LLC and other losses	–	30		–	68
Gain on sale of real estate	–	(151)		–	(533)
Gain on sale of Wincasa	–	(45)		–	(45)
Losses/(gains) on planned sale of certain private equity investments	(13)	82		–	82
Loss on sale of JO Hambro	46	–		–	–
Net revenues - underlying	7,218	6,009		7,254	25,680
Provisions for credit losses	22	70		34	170
Total operating expenses - as reported	5,273	5,282		5,804	21,557
Fair value impact from movements in own credit spreads	(12)	(4)		–	(27)
Realignment costs	(92)	(285)		(68)	(665)
Certain litigation provisions	–	(227)	[1]	–	(363)	[2]
Legal fees relating to planned sale of certain private equity investments	(5)	–		–	–
Total operating expenses - underlying	5,164	4,766		5,736	20,502
Income before taxes - underlying	2,032	1,173		1,484	5,008
Income tax expense/(benefit) - as reported	510	100		(16)	496
Fair value impact from movements in own credit spreads	13	72		444	678
Realignment costs	29	95		21	203
Gain on sale of stake in Aberdeen Asset Management	–	–		(32)	(58)
Gain on sale of a non-core business from the integration of Clariden Leu	–	–		–	(4)
Impairment of Asset Management Finance LLC and other losses	–	12		–	27
Gain on sale of real estate	–	(31)		–	(88)
Losses/(gains) on planned sale of certain private equity investments	(6)	10		–	10
Certain litigation provisions	–	93	[1]	–	133	[2]
Loss on sale of JO Hambro	13	–		–	–
Legal fees relating to planned sale of certain private equity investments	2	–		–	–
Income tax expense/(benefit) - underlying	561	351		417	1,397
Net income attributable to noncontrolling interests	9	6		12	34
Net income attributable to shareholders - underlying	1,462	816		1,055	3,577
Statement of operations metrics - underlying (%)
Return on equity attributable to shareholders - underlying	15.9	8.7		12.4	10.0
Cost/income ratio - underlying	71.5	79.3		79.1	79.8
1 Consists of litigation provisions related to National Century Financial Enterprises, Inc. (NCFE).
2
Includes CHF 136 million (CHF 96 million after tax) related to significant Investment Banking litigation provisions in 3Q12 and CHF 227 million (CHF 134 million after tax) NCFE-related litigation provisions in 4Q12.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
The Financial Report 1Q13, including additional disclosures on fair value of financial instruments, will be published on our website and filed with the US Securities and Exchange Commission (SEC) on or about May 7, 2013.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.

Personnel
Headcount at the end of 1Q13 was 46,900, down 500 from 4Q12 and down 1,800 from 1Q12. The decrease in 1Q13 primarily reflected headcount reductions resulting from our cost efficiency initiatives.

Number of employees by division
	end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Number of employees by division (full-time equivalents)
Private Banking & Wealth Management	27,000	27,300	27,200	(1)	(1)
Investment Banking	19,600	19,800	20,600	(1)	(5)
Corporate Center	300	300	900	0	(67)
Number of employees	46,900	47,400	48,700	(1)	(4)

Private Banking & Wealth Management

In 1Q13, we reported income before taxes of CHF 881 million and net revenues of CHF 3,303 million.
Net revenues were lower compared to 1Q12, primarily driven by the partial sale of our investment in Aberdeen in 1Q12, and lower net interest income. Compared to 4Q12, net revenues were stable, as higher investment-related gains were offset by lower performance fees and lower net interest income.
Provision for credit losses were CHF 28 million on a net loan portfolio of CHF 212 billion.
Total operating expenses were lower compared to 1Q12, primarily due to lower compensation and benefits, mainly reflecting the deferred compensation expenses of CHF 120 million from PAF2 awards in 1Q12 and lower headcount. Compared to 4Q12, total operating expenses increased slightly, with higher compensation and benefits partially offset by lower general and administrative expenses.
In 1Q13, assets under management were CHF 1,311.6 billion, 4.9% higher compared to 4Q12. We attracted net new assets of CHF 12.0 billion.

Results
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Statements of operations (CHF million)
Net revenues	3,303	3,334	3,485	(1)	(5)
Provision for credit losses	28	68	39	(59)	(28)
Compensation and benefits	1,379	1,293	1,527	7	(10)
General and administrative expenses	794	851	774	(7)	3
Commission expenses	221	211	194	5	14
Total other operating expenses	1,015	1,062	968	(4)	5
Total operating expenses	2,394	2,355	2,495	2	(4)
Income before taxes	881	911	951	(3)	(7)
of which Wealth Management Clients	511	490	441	4	16
of which Corporate & Institutional Clients	250	238	247	5	1
of which Asset Management	120	183	263	(34)	(54)
Statement of operations metrics (%)
Cost/income ratio	72.5	70.6	71.6	–	–
Pre-tax income margin	26.7	27.3	27.3	–	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	9,670	9,756	9,963	(1)	(3)
Pre-tax return on average utilized economic capital (%) [1]	37.1	37.9	38.9	–	–
Number of employees (full-time equivalents)
Number of employees	27,000	27,300	27,200	(1)	(1)
1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Net revenue detail (CHF million)
Net interest income	1,045	1,128	1,122	(7)	(7)
Recurring commissions and fees	1,244	1,203	1,221	3	2
Transaction- and performance-based revenues	919	1,054	906	(13)	1
Other revenues [1]	95	(51)	236	–	(60)
Net revenues	3,303	3,334	3,485	(1)	(5)
Provision for credit losses (CHF million)
New provisions	52	107	80	(51)	(35)
Releases of provisions	(24)	(39)	(41)	(38)	(41)
Provision for credit losses	28	68	39	(59)	(28)
Balance sheet statistics (CHF million)
Net loans	212,238	207,702	197,623	2	7
of which Wealth Management Clients [2]	150,018	147,103	140,321	2	7
of which Corporate & Institutional Clients	62,220	60,595	57,245	3	9
Deposits	282,422	276,571	262,689	2	8
of which Wealth Management Clients [2]	214,744	210,662	203,857	2	5
of which Corporate & Institutional Clients	67,678	65,909	58,832	3	15
Number of relationship managers
Switzerland	1,480	1,550	1,560	(5)	(5)
EMEA	1,290	1,300	1,380	(1)	(7)
Americas	630	620	600	2	5
Asia Pacific	430	440	390	(2)	10
Wealth Management Clients	3,830	3,910	3,930	(2)	(3)
Corporate & Institutional Clients (Switzerland)	570	560	540	2	6
Number of relationship managers	4,400	4,470	4,470	(2)	(2)
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.
2 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth individual clients.

Results detail

The following provides a comparison of our 1Q13 results versus 1Q12 (YoY) and versus 4Q12 (QoQ).

Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees and fees for general banking products and services. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, foreign exchange fees from client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.

YoY: Down 5% from CHF 3,485 million to CHF 3,303 million
Net revenues decreased primarily due to lower other revenues and lower net interest income, partially offset by slightly higher recurring commissions and fees. Lower other revenues reflected a gain of CHF 178 million in 1Q12 from the partial sale of our ownership interest in Aberdeen. Net interest income decreased due to significantly lower deposit margins, reflecting the low interest rate environment, partially offset by stable loan margins on higher average volumes. Slightly higher recurring commissions and fees included lower investment product management fees and higher investment account and services fees. Transaction- and performance-based revenues were stable. Increased client activity resulted in higher transaction- and performance-based revenues from higher brokerage and product issuing fees, higher foreign exchange fees from client transactions, higher placement fees and higher revenues from integrated solutions, offset by lower trading and sales income and lower equity participations income primarily due to the reduction of our ownership interest in Aberdeen.

QoQ: Stable at CHF 3,303 million
Stable net revenues reflected lower transaction- and performance-based revenues and lower net interest income, offset by higher other revenues and higher recurring commissions and fees. Transaction- and performance-based revenues decreased 13% from 4Q12, which included semi-annual performance fees from our Hedging-Griffo subsidiary, annual performance fees from single-manager hedge funds and higher carried interest from realized private equity gains. Higher trading and sales income and higher brokerage and product issuing fees from increased client activity were partially offset by lower revenues from integrated solutions. Lower net interest income reflected lower deposit margins on stable average volumes and stable loan margins on slightly higher average volumes. The increase in other revenues reflected losses of CHF 82 million in 4Q12 in connection with the planned sale of certain private equity investments and higher investment-related gains in private equity investments in 1Q13. Higher recurring commissions and fees included higher banking services fees and higher discretionary mandates management fees.

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

YoY: Down 28% from CHF 39 million to CHF 28 million
Wealth Management Clients recorded net provisions of CHF 19 million and Corporate & Institutional Clients recorded net provisions of CHF 9 million in 1Q13.

QoQ: Down 59% from CHF 68 million to CHF 28 million
Provision for credit losses was lower in both Wealth Management Clients and Corporate & Institutional Clients reflecting lower new provisions. In 4Q12, Wealth Management Clients recorded net provisions of CHF 36 million while Corporate & Institutional Clients recorded net provisions of CHF 32 million.

Operating expenses
Compensation and benefits
YoY: Down 10% from CHF 1,527 million to CHF 1,379 million
Lower compensation and benefits reflected the deferred compensation expenses of CHF 120 million from PAF2 awards in 1Q12, and lower salary expenses mainly reflecting the lower headcount.

QoQ: Up 7% from CHF 1,293 million to CHF 1,379 million
The increase primarily reflected higher deferred compensation expense from prior year awards and higher discretionary performance-related compensation accruals.

General and administrative expenses
YoY: Up 3% from CHF 774 million to CHF 794 million
Slightly higher general and administrative expenses were driven by IT impairments, higher non-credit related provisions, as well as higher professional fees, mainly related to regulatory driven initiatives, offset by measures taken as part of our cost efficiency initiatives.

QoQ: Down 7% from CHF 851 million to CHF 794 million
The decrease primarily reflected measures taken as part of our cost efficiency initiatives, lower advertising and marketing and lower travel and entertainment expenses, partially offset by IT impairments.

Key performance indicators
We target a divisional cost/income ratio of 65% measured on the basis of underlying results for the Private Banking & Wealth Management division. Underlying results are non-GAAP financial measures. In 1Q13, the underlying cost/income ratio was 73.4%, down two percentage points from 1Q12 and up four percentage points from 4Q12.
> Refer to table “Reconciliation to underlying results – Private Banking & Wealth Management” for further information on underlying results.

We also target net new asset growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 1Q13, the annualized quarterly growth rates in Wealth Management Clients and Asset Management were 2.8% and 6.9%, respectively.

Reconciliation to underlying results – Private Banking & Wealth Management
Underlying results are non-GAAP financial measures that exclude certain items that management does not consider representative of our underlying performance. Provided below is a reconciliation of underlying results for the Private Banking & Wealth Management division to the most directly comparable US GAAP measures. For more information, see Private Banking & Wealth Management in this report and prior Financial Reports for the periods indicated.

in	1Q13	4Q12	1Q12
Reconciliation (CHF million)
Net revenues - as reported	3,303	3,334	3,485
Gain on sale of stake in Aberdeen Asset Management	–	–	(178)
Impairment of Asset Management Finance LLC and other losses	–	30	–
Gain on sale of Wincasa	–	(45)	–
Losses/(gains) on planned sale of certain private equity investments	(13)	82	–
Gain on sale of JO Hambro	(34)	–	–
Net revenues - underlying	3,256	3,401	3,307
Provisions for credit losses	28	68	39
Total operating expenses - as reported	2,394	2,355	2,495
Legal fees relating to planned sale of certain private equity investments	(5)	–	–
Total operating expenses - underlying	2,389	2,355	2,495
Income before taxes - underlying	839	978	773
Statement of operations metrics - underlying (%)
Cost/income ratio - underlying	73.4	69.2	75.4

Assets under management
Assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products and a significant portion of assets in cash and money market products.
Assets under management of CHF 1,311.6 billion increased 4.9% compared to the end of 4Q12 reflecting positive market movements, favorable foreign exchange-related movements and net new assets. Wealth Management Clients contributed solid net new assets of CHF 5.5 billion with continued inflows from emerging markets and from our UHNWI client segment, partially offset by continued outflows in Western Europe. Corporate & Institutional Clients in Switzerland reported strong net new assets of CHF 4.5 billion. Asset Management reported strong net new assets of CHF 6.4 billion in 1Q13 with inflows mainly in index strategies, multi-asset class solutions and credit products, partially offset by outflows of CHF 2.1 billion from businesses we decided to exit.
Assets under management were 8.9% higher compared to the end of 1Q12, primarily driven by positive market movements, net new assets and favorable foreign exchange-related movements.

Business developments
In January 2013, we announced the signing of an agreement to sell our exchange-traded funds (ETF) business. The transaction is expected to close by the end of 2Q13.
In March 2013, we announced that we signed an agreement to acquire Morgan Stanley’s private wealth management businesses in Europe, Middle East and Africa (EMEA), excluding Switzerland. The businesses with a total of over USD 13 billion of assets under management as of the announcement date are based in the UK, Italy and Dubai, serving predominantly international UHNWI and high-net-worth individual clients across Europe. The acquisition is scheduled to close later in 2013.
In March 2013, we also signed an agreement to sell JO Hambro, a London-based investment management boutique, offering discretionary portfolio management services for some of our domestic high-net-worth individual clients in the UK. The transaction is expected to close in 2Q13.
In April 2013, we announced the signing of an agreement to sell Strategic Partners, our secondary private equity business. The transaction is expected to close by the end of 3Q13.

Assets under management - Private Banking & Wealth Management
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	835.8	798.5	772.2	4.7	8.2
Corporate & Institutional Clients	238.6	223.8	211.3	6.6	12.9
Asset Management	393.1	371.6	360.8	5.8	9.0
Assets managed across businesses [1]	(155.9)	(143.1)	(139.5)	8.9	11.8
Assets under management	1,311.6	1,250.8	1,204.8	4.9	8.9
Average assets under management (CHF billion)
Average assets under management	1,285.4	1,250.0	1,200.7	2.8	7.1
Net new assets by business (CHF billion)
Wealth Management Clients	5.5	2.9	5.5	89.7	0.0
Corporate & Institutional Clients	4.5	1.1	2.4	309.1	87.5
Asset Management	6.4	2.5	(11.4)	156.0	–
Assets managed across businesses [1]	(4.4)	0.3	(2.2)	–	100.0
Net new assets	12.0	6.8	(5.7)	76.5	–
1 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 8% from CHF 825 million to CHF 762 million
Lower net interest income reflected significantly lower deposit margins and stable loan margins on higher average deposit and loan volumes.

QoQ: Down 7% from CHF 822 million to CHF 762 million
Lower net interest income reflected lower deposit margins and slightly lower loan margins on stable average deposit and loan volumes.

Recurring commissions and fees
YoY: Up 3% from CHF 777 million to CHF 800 million
Slightly higher recurring commissions and fees included slightly higher investment account and services fees, mainly from custody services, slightly higher banking services fees, mostly from lending commissions, and lower investment product management fees.

QoQ: Up 5% from CHF 765 million to CHF 800 million
Higher recurring commissions and fees included seasonally higher banking services fees, mainly from account statement fees and higher lending commissions, and higher discretionary mandate management fees, driven by higher discretionary mandate volumes.

Transaction- and performance-based revenues
YoY: Stable at CHF 654 million
Stable transaction- and performance-based revenues reflected higher brokerage and product issuing fees, foreign exchange fees from client transactions and revenues from integrated solutions, partially offset by lower trading and sales income.

QoQ: Up 5% from CHF 622 million to CHF 654 million
The increase was driven by higher brokerage and product issuing fees, higher trading and sales income and higher foreign exchange fees from client transactions, which were partially offset by lower revenues from integrated solutions, lower performance fees, as 4Q12 included semi-annual performance fees from Hedging-Griffo and gains of CHF 35 million related to a change in life insurance accounting.

Gross margin
Our gross margin was 110 basis points in 1Q13, eight basis points lower compared to 1Q12, reflecting a continued adverse interest rate environment, a conservative client asset mix and the impact from our growth in our UHNWI client segment and in the emerging markets. Compared to 4Q12, the gross margin was stable, mainly reflecting a continued adverse interest rate environment. Average assets under management increased 7.4% and 2.5% compared to 1Q12 and 4Q12, respectively.

Results - Wealth Management Clients
	in / end of				% change
	1Q13		4Q12	1Q12	QoQ	YoY
Statements of operations (CHF million)
Net revenues	2,250		2,209	2,247	2	0
Provision for credit losses	19		36	20	(47)	(5)
Total operating expenses	1,720		1,683	1,786	2	(4)
Income before taxes	511		490	441	4	16
Statement of operations metrics (%)
Cost/income ratio	76.4		76.2	79.5	–	–
Pre-tax income margin	22.7		22.2	19.6	–	–
Net revenue detail (CHF million)
Net interest income	762		822	825	(7)	(8)
Recurring commissions and fees	800		765	777	5	3
Transaction- and performance-based revenues	654		622	645	5	1
Other revenues	34	[1]	0	0	–	–
Net revenues	2,250		2,209	2,247	2	0
Gross margin (annualized) (bp) [2]
Net interest income	37		41	43	–	–
Recurring commissions and fees	39		38	41	–	–
Transaction- and performance-based revenues	32		31	34	–	–
Other revenues	2		0	0	–	–
Gross margin	110		110	118	–	–
1 Reflects gains related to the sale of JO Hambro in 1Q13.
2 Net revenues divided by average assets under management.

Assets under management - Wealth Management Clients
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Assets under management by region (CHF billion)
Switzerland	272.3	253.6	252.9	7.4	7.7
EMEA	274.1	273.1	273.2	0.4	0.3
Americas	177.2	165.0	153.1	7.4	15.7
Asia Pacific	112.2	106.8	93.0	5.1	20.6
Assets under management	835.8	798.5	772.2	4.7	8.2
Average assets under management (CHF billion)
Average assets under management	819.8	799.9	763.2	2.5	7.4
Assets under management by currency (CHF billion)
USD	312.1	293.7	271.8	6.3	14.8
EUR	175.0	171.7	180.9	1.9	(3.3)
CHF	194.8	188.2	187.0	3.5	4.2
Other	153.9	144.9	132.5	6.2	16.2
Assets under management	835.8	798.5	772.2	4.7	8.2
Net new assets by region (CHF billion)
Switzerland	0.4	0.2	1.3	100.0	(69.2)
EMEA	0.9	(2.7)	(2.4)	–	–
Americas	1.6	3.6	3.8	(55.6)	(57.9)
Asia Pacific	2.6	1.8	2.8	44.4	(7.1)
Net new assets	5.5	2.9	5.5	89.7	0.0
Growth in assets under management (CHF billion)
Net new assets	5.5	2.9	5.5	–	–
Other effects	31.8	(7.7)	16.5	–	–
of which market movements	20.7	10.9	31.9	–	–
of which currency	13.6	(11.9)	(15.1)	–	–
of which other	(2.5)	(6.7)	(0.3)	–	–
Growth in assets under management	37.3	(4.8)	22.0	–	–
Growth in assets under management (annualized) (%)
Net new assets	2.8	1.4	2.9	–	–
Other effects	15.9	(3.8)	8.8	–	–
Growth in assets under management (annualized)	18.7	(2.4)	11.7	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.5	2.5	3.7	–	–
Other effects	5.7	3.9	(4.6)	–	–
Growth in assets under management (rolling four-quarter average)	8.2	6.4	(0.9)	–	–

Results - Corporate & Institutional Clients
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Statements of operations (CHF million)
Net revenues	520	547	537	(5)	(3)
Provision for credit losses	9	32	19	(72)	(53)
Total operating expenses	261	277	271	(6)	(4)
Income before taxes	250	238	247	5	1
Statement of operations metrics (%)
Cost/income ratio	50.2	50.6	50.5	–	–
Pre-tax income margin	48.1	43.5	46.0	–	–
Net revenue detail (CHF million)
Net interest income	283	306	297	(8)	(5)
Recurring commissions and fees	113	115	115	(2)	(2)
Transaction- and performance-based revenues	129	107	141	21	(9)
Other revenues [1]	(5)	19	(16)	–	(69)
Net revenues	520	547	537	(5)	(3)
1
Includes fair value losses of CHF 6 million on the Clock Finance transaction and gains of CHF 25 million related to a recovery case in 4Q12. Other periods presented relate to fair value losses on the Clock Finance transaction.

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 5% from CHF 297 million to CHF 283 million
The decrease reflected significantly lower deposit margins and slightly higher loan margins on higher average deposit and loan volumes.

QoQ: Down 8% from CHF 306 million to CHF 283 million
The decrease reflected lower deposit margins on stable average volumes and slightly higher loan margins on slightly higher average volumes.

Recurring commissions and fees
YoY: Down 2% from CHF 115 million to CHF 113 million
Slightly lower recurring commissions and fees were driven by lower banking services fees, mainly from lower lending commissions and lower account fees, and lower investment product management fees.

QoQ: Down 2% from CHF 115 million to CHF 113 million
Slightly lower recurring commissions and fees were driven by lower investment account and services fees, mainly from investment advisory fees, and lower investment product management fees relating to lower fund management fees, partially offset by higher banking services fees, mainly from higher lending commissions.

Transaction- and performance-based revenues
YoY: Down 9% from CHF 141 million to CHF 129 million
The decrease primarily reflected lower trading and sales income and lower brokerage and product issuing fees, partially offset by higher foreign exchange fees from client transactions.

QoQ: Up 21% from CHF 107 million to CHF 129 million
The increase reflected higher trading and sales income, partially offset by lower revenues from integrated solutions.

Results - Asset Management
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Statements of operations (CHF million)
Net revenues	533	578	701	(8)	(24)
Provision for credit losses	0	0	0	–	–
Total operating expenses	413	395	438	5	(6)
Income before taxes	120	183	263	(34)	(54)
Statement of operations metrics (%)
Cost/income ratio	77.5	68.3	62.5	–	–
Pre-tax income margin	22.5	31.7	37.5	–	–
Net revenue detail (CHF million)
Recurring commissions and fees	331	323	329	2	1
Transaction- and performance-based revenues	136	325	120	(58)	13
Other revenues	66	(70)	252	–	(74)
Net revenues	533	578	701	(8)	(24)
Net revenue detail by type (CHF million)
Asset management fees	331	323	329	2	1
Placement, transaction and other fees	62	95	44	(35)	41
Performance fees and carried interest	47	207	34	(77)	38
Equity participations income	10	13	20	(23)	(50)
Fee-based revenues	450	638	427	(29)	5
Investment-related gains/(losses)	88	(74)	101	–	(13)
Equity participations and other gains/(losses)	0	20	170	(100)	(100)
Other revenues [1]	(5)	(6)	3	(17)	–
Net revenues	533	578	701	(8)	(24)
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	47	69	47	–	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Asset Management
Net revenues
Fee-based revenues
YoY: Up 5% from CHF 427 million to CHF 450 million
The increase primarily reflected higher performance fees and placement fees partially offset by lower carried interest from realized private equity gains, equity participations income and transaction fees. The increase in performance fees reflected higher fees from single-manager hedge funds. The decrease in equity participations income was primarily due to the reduction of our ownership interest in Aberdeen in 1Q12. Asset management fees were stable.

QoQ: Down 29% from CHF 638 million to CHF 450 million
The decrease primarily reflected lower performance fees and carried interest and placement fees. The decrease in performance fees and carried interest reflected semi-annual performance fees from Hedging-Griffo and annual performance fees from single-manager hedge funds in 4Q12 and lower carried interest from realized private equity gains in the current period. The decrease in placement, transaction and other fees reflected lower private equity placement fees and real estate transaction fees. Asset management fees increased 2%.

Investment-related gains/(losses)
YoY: Down 13% from CHF 101 million to CHF 88 million
In 1Q13, the gains of CHF 88 million reflected gains in private equity investments, mainly in the energy, real estate and retail sectors and in hedge fund investments, and included a gain of CHF 13 million in connection with the planned sale of a private equity investment. In 1Q12, the gains of CHF 101 million reflected gains in hedge fund investments and in the energy and healthcare sectors.

QoQ: Up from CHF (74) million to CHF 88 million
In 1Q13, the gains of CHF 88 million reflected gains in private equity investments, mainly in the energy, real estate and retail sectors and in hedge fund investments, and included the gain in connection with the planned sale of a private equity investment. In 4Q12, the loss of CHF 74 million reflected losses in private equity investments mainly in the energy and financial sectors and losses of CHF 82 million in connection with the planned sale of certain private equity investments, offset in part by gains in private equity investments in the real estate sector and in hedge fund investments.

Equity participations and other gains/(losses)
YoY: Down from CHF 170 million to zero
The gain in 1Q12 resulted from the reduction of our ownership interest in Aberdeen from 19.8% to 9.8%, partially offset by an impairment in the same quarter of CHF 8 million on investments held by Asset Management Finance LLC (AMF).

QoQ: Down from CHF 20 million to zero
In 4Q12, we recognized a gain from the sale of Wincasa, which was partially offset by impairments on investments held by AMF and a joint venture investment.

Assets under management - Asset Management
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Assets under management (CHF billion)
Hedge funds	27.4	25.1	25.0	9.2	9.6
Private equity	27.6	27.9	27.5	(1.1)	0.4
Real estate & commodities	49.9	48.6	47.6	2.7	4.8
Credit	26.2	23.8	18.6	10.1	40.9
ETF	16.2	16.1	15.3	0.6	5.9
Index strategies	72.2	64.0	58.7	12.8	23.0
Multi-asset class solutions	111.2	105.4	105.1	5.5	5.8
Fixed income & equities	56.1	55.2	57.7	1.6	(2.8)
Other	6.3	5.5	5.3	14.5	18.9
Assets under management [1]	393.1	371.6	360.8	5.8	9.0
Average assets under management (CHF billion)
Average assets under management	383.1	371.5	366.9	3.1	4.4
Assets under management by currency (CHF billion)
USD	102.3	96.5	83.5	6.0	22.5
EUR	54.0	47.4	44.5	13.9	21.3
CHF	204.3	199.1	208.3	2.6	(1.9)
Other	32.5	28.6	24.5	13.6	32.7
Assets under management	393.1	371.6	360.8	5.8	9.0
Growth in assets under management (CHF billion)
Net new assets [2]	6.4	2.5	(11.4)	–	–
Other effects	15.1	0.2	7.0	–	–
of which market movements	10.6	4.0	13.6	–	–
of which currency	4.7	(3.8)	(5.2)	–	–
of which other	(0.2)	0.0	(1.4)	–	–
Growth in assets under management	21.5	2.7	(4.4)	–	–
Growth in assets under management (annualized) (%)
Net new assets	6.9	2.7	(12.5)	–	–
Other effects	16.2	0.2	7.7	–	–
Growth in assets under management (annualized)	23.1	2.9	(4.8)	–	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	2.4	(2.5)	(3.2)	–	–
Other effects	6.6	4.3	(5.1)	–	–
Growth in assets under management (rolling four-quarter average)	9.0	1.8	(8.3)	–	–
Principal investments (CHF billion)
Principal investments [3]	2.7	2.9	3.4	(6.9)	(20.6)
1 Excludes our portion of assets under management from our former investment in Aberdeen.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
3 Primarily private equity investments.

Investment Banking

In 1Q13, we reported income before taxes of CHF 1,300 million and net revenues of CHF 3,945 million. We delivered strong results in 1Q13, reflecting stable revenue levels, broadly sustained market share, a reduced cost base and lower capital usage from a year ago.
Fixed income sales and trading revenues remained strong compared to 1Q12, driven by resilient performance from our market-leading franchises, including global credit products, securitized products and emerging markets. In addition, we incurred a gain from businesses we are exiting of CHF 4 million compared to losses of CHF 261 million in 1Q12. Revenues were substantially higher than 4Q12, driven by a seasonally stronger 1Q13, reflecting improved results across most of our fixed income businesses.
Equity sales and trading revenues declined relative to 1Q12, reflecting less favorable trading conditions. Results were substantially higher compared to 4Q12, as improved trading volumes and client activity led to higher revenues across most of our equities businesses.
Underwriting and advisory results were higher compared to 1Q12, as higher debt and equity underwriting revenues were partially offset by significantly lower M&A fees. Relative to 4Q12, revenues declined across advisory and debt and equity underwriting following strong activity in 4Q12.
Compensation and benefits decreased by CHF 528 million, or 26%, compared to 1Q12, primarily due to lower deferred compensation expense as 1Q12 included CHF 411 million of expenses related to the PAF2 awards. Compensation and benefits increased by CHF 313 million, or 27%, from 4Q12, mainly driven by higher discretionary performance-related compensation expense, reflecting higher results. Total other operating expenses increased 12% compared to 1Q12, mainly due to higher litigation provisions. Relative to 4Q12, total other operating expenses decreased 2%, primarily driven by lower professional fees, including legal fees, mostly offset by higher litigation provisions.

Results
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Statements of operations (CHF million)
Net revenues	3,945	2,664	3,959	48	0
Provision for credit losses	(6)	2	(5)	–	20
Compensation and benefits	1,485	1,172	2,013	27	(26)
General and administrative expenses	915	941	805	(3)	14
Commission expenses	251	251	239	0	5
Total other operating expenses	1,166	1,192	1,044	(2)	12
Total operating expenses	2,651	2,364	3,057	12	(13)
Income/(loss) before taxes	1,300	298	907	336	43
Statement of operations metrics (%)
Cost/income ratio	67.2	88.7	77.2	–	–
Pre-tax income margin	33.0	11.2	22.9	–	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	19,292	18,759	20,247	3	(5)
Pre-tax return on average utilized economic capital (%) [1]	27.5	7.1	18.6	–	–
Number of employees (full-time equivalents)
Number of employees	19,600	19,800	20,600	(1)	(5)
1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)
	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Net revenue detail (CHF million)
Debt underwriting	461	508	406	(9)	14
Equity underwriting	157	167	119	(6)	32
Total underwriting	618	675	525	(8)	18
Advisory and other fees	145	307	213	(53)	(32)
Total underwriting and advisory	763	982	738	(22)	3
Fixed income sales and trading	1,987	887	1,927	124	3
Equity sales and trading	1,297	910	1,362	43	(5)
Total sales and trading	3,284	1,797	3,289	83	0
Other	(102)	(115)	(68)	(11)	50
Net revenues	3,945	2,664	3,959	48	0
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate & credit spread	44	44	67	0	(34)
Foreign exchange	8	9	24	(11)	(67)
Commodity	2	2	4	0	(50)
Equity	17	19	22	(11)	(23)
Diversification benefit	(31)	(31)	(47)	0	(34)
Average one-day, 98% risk management Value-at-Risk	40	43	70	(7)	(43)
Basel III risk-weighted assets (billion) [1]
Risk-weighted assets (CHF)	173	172	188	1	(8)
Risk-weighted assets (USD)	182	187	207	(3)	(12)
1
As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our calculations of Basel III risk-weighted assets are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. For dates prior to January 1, 2013, we have estimated risk-weighted assets as if the Basel III framework had been implemented in Switzerland as of such date.

Key performance indicators

We target a cost/income ratio of 70% measured on the basis of underlying divisional results for the Investment Banking division. Underlying results are non-GAAP financial measures that exclude certain items included in our reported results that management considers not representative of our underlying performance. There were no underlying adjustments to reported results for the Investment Banking division in 1Q13, 4Q12 and 1Q12. The cost/income ratio was 67.2% in 1Q13, compared to 88.7% in 4Q12 and 77.2% in 1Q12.

Results detail

The following provides a comparison of our 1Q13 results versus 1Q12 (YoY) and versus 4Q12 (QoQ).

Net revenues
Debt underwriting
YoY: Up 14% from CHF 406 million to CHF 461 million
The increase was primarily driven by higher revenues from structured lending in emerging markets. We also had higher revenues from leveraged finance as higher global industry-wide high yield issuance volumes more than offset market share declines. In addition, investment grade revenues were higher despite lower global industry-wide investment grade issuance volumes.

QoQ: Down 9% from CHF 508 million to CHF 461 million
The decrease was primarily due to substantially lower revenues from leveraged finance, despite higher global industry-wide high yield issuance volumes, following strong results in 4Q12. This decline was partially offset by higher results from structured lending in emerging markets. We also had higher revenues from investment grade, reflecting market share gains and higher global industry-wide investment grade issuance volumes and improved performance in structured credit.

Equity underwriting
YoY: Up 32% from CHF 119 million to CHF 157 million
The increase reflects higher revenues from convertibles as higher global industry-wide issuance volumes more than offset market share declines. We also had higher revenues from initial public offerings (IPOs) and follow-on offerings, reflecting higher global industry-wide issuance activity.

QoQ: Down 6% from CHF 167 million to CHF 157 million
The decrease was primarily driven by lower convertibles results as market share declines more than offset higher global industry-wide convertibles issuance volumes. This decrease was partially offset by higher revenues from follow-on offerings, reflecting market share gains.

Advisory and other fees
YoY: Down 32% from CHF 213 million to CHF 145 million
The decrease was due to significantly lower M&A fees, reflecting an acceleration of transaction closings in 4Q12, resulting in lower fees in 1Q13.

QoQ: Down 53% from CHF 307 million to CHF 145 million
The decrease was due to substantially lower M&A fees as lower industry-wide global completed M&A activity, following a strong 4Q12, more than offset our higher market share in global completed M&A.

Fixed income sales and trading
YoY: Up 3% from CHF 1,927 million to CHF 1,987 million
The increase was due to a gain of CHF 4 million in 1Q13 from businesses we are exiting compared to losses of CHF 261 million in 1Q12, partly driven by a gain of CHF 77 million from a sale in our real estate finance legacy portfolio. We also had higher revenues in corporate lending and in foreign exchange due to increased client activity. We had substantially weaker performance in global rates following strong results in 1Q12. Global rates revenues in 1Q13 were impacted by a continued low interest rate environment resulting in lower volatility, reduced client flows and less favorable trading conditions relative to 1Q12. Global credit products declined as strong leveraged finance performance was partially offset by weaker structured credit and investment grade results. Revenues in securitized products were modestly lower, although still strong, as gains in asset finance were offset by lower revenues in agency and non-agency residential mortgage-backed securities (RMBS). Emerging markets revenues were slightly lower as higher results from structured lending were offset by lower revenues across local markets following strong trading conditions in 1Q12. At the end of the quarter, fixed income Basel III risk-weighted assets totaled USD 116 billion, a reduction of USD 32 billion, or 22%, from a year ago.

QoQ: Up 124% from CHF 887 million to CHF 1,987 million
Revenues increased significantly as a seasonal increase in client activity resulted in higher results across most of our fixed income businesses. We had substantially higher revenues in global credit products, primarily driven by strong leveraged finance results and higher investment grade performance, reflecting higher secondary trading activity. Revenues from emerging markets were also significantly higher, driven by improved results in structured lending and stronger performance in Asia and Latin America. Results include stronger global rates revenues, reflecting improved performance in European and Japanese rates products. In addition, securitized products revenues were higher, driven by increases in non-agency and agency RMBS and asset finance. We incurred a gain from businesses we are exiting of CHF 4 million, partly driven by the gain from a sale in our real estate finance legacy portfolio, compared to losses of CHF 130 million in 4Q12. We also had higher revenues in foreign exchange due to increased client activity. Fixed income Basel III risk-weighted assets decreased USD 6 billion, or 5%, in 1Q13.

Equity sales and trading
YoY: Down 5% from CHF 1,362 million to CHF 1,297 million
The decrease was driven by weaker performance in fund-linked products and convertibles, reflecting less favorable trading conditions compared to 1Q12. Prime services revenues declined slightly as lower hedge fund activity offset higher client balances and stable leverage levels. The revenue declines were partly offset by increases in equities arbitrage trading. Cash equities revenues also increased, reflecting increased market share amid higher industry volumes in Asia, but lower industry volumes in the US and Europe, relative to 1Q12.

QoQ: Up 43% from CHF 910 million to CHF 1,297 million
The increase was primarily driven by stronger derivatives results driven by higher seasonal trading volumes. We also had higher results in equities arbitrage trading and in cash equities, reflecting our continued strong market share position and an improvement in global cash equities trading activity, especially in Asia, compared to 4Q12. In addition, we had higher results from fund-linked products and convertibles, reflecting more favorable trading conditions. Revenues from prime services declined slightly as lower hedge fund activity offset higher client balances and stable leverage levels.

Operating expenses
Compensation and benefits
YoY: Down 26% from CHF 2,013 million to CHF 1,485 million
The decrease was due to lower deferred compensation expense from prior-year awards as 1Q12 included CHF 411 million of expenses related to PAF2 awards. We also had lower salaries and other employee benefits, reflecting lower headcount.

QoQ: Up 27% from CHF 1,172 million to CHF 1,485 million
The increase was primarily driven by higher discretionary performance-related compensation expense, reflecting higher results. We also had higher deferred compensation from prior-year awards.

General and administrative expenses
YoY: Up 14% from CHF 805 million to CHF 915 million
The increase was primarily due to higher litigation provisions, technology costs and professional fees.

QoQ: Down 3% from CHF 941 million to CHF 915 million
The decrease was primarily driven by lower professional fees, including legal fees, mostly offset by higher litigation provisions.

Assets under management

We had net asset inflows of CHF 12.0 billion during 1Q13 and assets under management of CHF 1,311.6 billion as of the end of 1Q13.

Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients are reported in each applicable business and eliminated at the divisional level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management of CHF 1,311.6 billion were 4.9% higher compared to the end of 4Q12 reflecting positive market movements, favorable foreign exchange-related movements and net new assets. Compared to the end of 1Q12, assets under management were CHF 106.8 billion higher, driven primarily by positive market movements, net new assets and favorable foreign exchange-related movements.
> Refer to “Private Banking & Wealth Management” in I – Credit Suisse results and “Note 36 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.

Assets under management and client assets
	end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Assets under management (CHF billion)
Wealth Management Clients	835.8	798.5	772.2	4.7	8.2
Corporate & Institutional Clients	238.6	223.8	211.3	6.6	12.9
Asset Management [1]	393.1	371.6	360.8	5.8	9.0
Assets managed across businesses [2]	(155.9)	(143.1)	(139.5)	8.9	11.8
Assets under management	1,311.6	1,250.8	1,204.8	4.9	8.9
of which discretionary assets	429.9	407.6	388.1	5.5	10.8
of which advisory assets	881.7	843.2	816.7	4.6	8.0
Client assets (CHF billion)
Wealth Management Clients	958.3	913.8	878.9	4.9	9.0
Corporate & Institutional Clients	341.2	323.1	314.7	5.6	8.4
Asset Management [1]	393.1	371.6	360.8	5.8	9.0
Assets managed across businesses [2]	(155.9)	(143.1)	(139.5)	8.9	11.8
Client assets	1,536.7	1,465.4	1,414.9	4.9	8.6
1 Excludes our portion of assets under management from our former investment in Aberdeen.
2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Growth in assets under management
in	1Q13	4Q12	1Q12
Growth in assets under management (CHF billion)
Net new assets	12.0	6.8	(5.7)
of which Wealth Management Clients	5.5	2.9	5.5
of which Corporate & Institutional Clients	4.5	1.1	2.4
of which Asset Management [1]	6.4	2.5	(11.4)
of which assets managed across businesses [2]	(4.4)	0.3	(2.2)
Other effects	48.8	(6.7)	25.3
of which Wealth Management Clients	31.8	(7.7)	16.5
of which Corporate & Institutional Clients	10.3	2.4	5.9
of which Asset Management	15.1	0.2	7.0
of which assets managed across businesses [2]	(8.4)	(1.6)	(4.1)
Total growth in assets under management	60.8	0.1	19.6
of which Wealth Management Clients	37.3	(4.8)	22.0
of which Corporate & Institutional Clients	14.8	3.5	8.3
of which Asset Management [1]	21.5	2.7	(4.4)
of which assets managed across businesses [2]	(12.8)	(1.3)	(6.3)
Growth in assets under management (annualized) (%)
Net new assets	3.8	2.2	(1.9)
of which Wealth Management Clients	2.8	1.4	2.9
of which Corporate & Institutional Clients	8.0	2.0	4.7
of which Asset Management [1]	6.9	2.7	(12.5)
of which assets managed across businesses [2]	12.3	(0.8)	6.6
Other effects	15.6	(2.2)	8.5
of which Wealth Management Clients	15.9	(3.8)	8.8
of which Corporate & Institutional Clients	18.5	4.4	11.6
of which Asset Management	16.2	0.2	7.7
of which assets managed across businesses [2]	23.5	4.5	12.3
Total growth in assets under management	19.4	0.0	6.6
of which Wealth Management Clients	18.7	(2.4)	11.7
of which Corporate & Institutional Clients	26.5	6.4	16.3
of which Asset Management [1]	23.1	2.9	(4.8)
of which assets managed across businesses [2]	35.8	3.7	18.9
Growth in net new assets (rolling four-quarter average) (%)
Wealth Management Clients	2.5	2.5	3.7
Corporate & Institutional Clients	1.7	0.7	2.9
Asset Management [1]	2.4	(2.5)	(3.2)
Assets managed across businesses [2]	2.1	0.5	0.6
Growth in net new assets	2.4	0.9	1.7
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
Private Banking & Wealth Management recorded net new assets of CHF 12.0 billion in 1Q13. Wealth Management Clients contributed solid net new assets of CHF 5.5 billion with continued inflows from emerging markets and from our UHNWI client segment, partially offset by moderate outflows in Western Europe. Corporate & Institutional Clients in Switzerland reported strong net new assets of CHF 4.5 billion. Asset Management reported strong net new assets of CHF 6.4 billion in 1Q13 with inflows mainly in index strategies, multi-asset class solutions and credit products, partially offset by outflows of CHF 2.1 billion from businesses we decided to exit.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management

During 1Q13, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.

Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.
Our internal liquidity risk management framework is subject to review and monitoring by the Swiss Financial Market Supervisory Authority (FINMA), other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 for further information on liquidity and funding management.

Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, well in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. The assets included in the liquidity pool consist of cash, high grade bonds, major market equity securities and other liquid securities. A portion of the liquidity pool is generated through reverse repurchase agreements with top rated counterparties. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time in excess of our minimum target.
In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The BCBS has stated that it will continue to review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.
The LCR, which will be phased in beginning January 1, 2015 through January 1, 2019 following an observation period which began in 2011, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for four years, reaching 100% by January 1, 2019.
The NSFR, which is expected to be introduced on January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and should always be at least 100%.
Although the NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the BCBS and FINMA, we began using the NSFR in 2012 as the primary tool to monitor our structural liquidity position, plan funding and as the basis for our funds transfer pricing policy. Pursuant to our plans announced in October 2012 to reduce our balance sheet by the end of 2013 to below CHF 900 billion on a foreign exchange neutral basis compared to the end of 3Q12, we further strengthened our long-term funding profile to accelerate the increase of our NSFR. We estimate that our NSFR under the current FINMA framework was in excess of 100% as of the end of 1Q13. Where requirements are unclear or left to be determined by the BCBS and FINMA, we have made our own interpretation and assumptions.
In November 2012, the Swiss Federal Council adopted a liquidity ordinance that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making in Switzerland. Both quantitative and qualitative requirements are consistent with our existing agreement with FINMA on liquidity principles.

Funding sources and uses
We primarily fund our balance sheet through core customer deposits, long-term debt and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency and geography and whether they are secured or unsecured. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.
These assets include our liquidity pool, which as of the end of 1Q13 based on our internal model was CHF 135 billion, net of a stress test level haircut. The liquidity pool consisted of CHF 40 billion of cash held at major central banks, primarily the Fed, the SNB and the ECB, CHF 53 billion of securities issued by governments and government agencies, primarily of the US, Germany, Switzerland and France and CHF 42 billion of other highly liquid assets including equity securities that form part of major indices.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 19% as of the end of 1Q13, stable compared to the end of 4Q12, reflecting higher loans and slightly higher core customer deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 291 billion as of the end of 1Q13, a slight increase compared to CHF 285 billion as of the end of 4Q12, as a result of a growth in the customer deposit base in Private Banking & Wealth Management and a positive foreign exchange translation impact due to the strengthening of the US dollar relative to the Swiss franc. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Debt issuances and redemptions
Our capital markets debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding centers are Zurich, New York, London and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
In 1Q13, the Bank issued CHF 58.3 million of domestic covered bonds. Senior debt of CHF 2.6 billion, subordinated debt of CHF 1.5 billion and domestic covered bonds of CHF 399.4 million matured in 1Q13. As of March 31, 2013, we had CHF 14.9 billion of domestic and international covered bonds outstanding.
As of the end of 1Q13, the weighted average maturity of long-term debt was 6.0 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of VIEs, was 24% as of the end of 1Q13, compared to 25% as of the end of 4Q12.

Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.7 billion, CHF 2.3 billion and CHF 3.6 billion, respectively, as of the end of 1Q13, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
As of the end of 1Q13, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2012 for further information.

Capital management

Our capital position remained strong with a CET1 ratio under Basel III of 14.6% as of the end of 1Q13, reflecting an increase of CHF 2.1 billion in CET1 capital and an increase in RWA compared to the end of 4Q12. Our Look-through Swiss Core Capital ratio was 9.6% as of the end of 1Q13.

Regulatory capital framework

Overview
Effective January 1, 2013, the Basel II.5 framework, under which we operated in 2012, was replaced by the Basel III framework, which was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss requirements). Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Our 4Q12 calculations of capital and ratio amounts, which are presented in order to show meaningful comparative information, use estimates as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2012 for further information.

Capital structure under Basel III
The BCBS issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.

Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets (RWA).
In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2013		2014		2015		2016		2017		2018		2019
Capital ratios
Minimum CET1	3.5%	[1]	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer							0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB							0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	3.5%		4.0%		4.5%		5.5%		6.5%		7.5%		8.5%
Minimum additional tier 1	1.0%	[1]	1.5%		1.5%		1.5%		1.5%		1.5%		1.5%
Total tier 1	4.5%		5.5%		6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	3.5%	[1]	2.5%	[1]	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		8.0%		8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]			20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates transition period.
2 Includes goodwill and other intangible assets, certain deferred tax assets and participations in financial institutions.

A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
The CET1 capital will be subject to certain regulatory deductions and other adjustments to common equity, including deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets and investments in banking and finance entities.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk. This countercyclical buffer will be phased in from January 1, 2016 through January 1, 2019.
Beginning January 1, 2013, capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out at their effective maturity date, generally the date of the first step-up coupon.

Swiss requirements
As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, are to be phased in from 2013 through 2018 and are fully effective January 1, 2019. The legislation on capital requirements builds on Basel III, but in respect of systemically relevant banks goes beyond its minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.

The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger buffer capital notes (BCN). The high-trigger BCN are required to convert into common equity or be written off in the event the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Based on these parameters, FINMA will determine the progressive component on an annual basis. For 2013, our progressive component requirement is 4.92%, which is based on 2011 data. The progressive component may be met with CET1 capital or low-trigger contingent capital, which converts into common equity or is written off if the CET1 ratio falls below 5%. In addition, until the end of 2017, the progressive component may also be met with high-trigger BCN.

Similar to Basel III, the Swiss requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. In February 2013, upon the request of the SNB, the Swiss Federal Council activated the countercyclical capital buffer, which will require banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgage loans that finance residential property in Switzerland beginning on September 30, 2013.
We also measure Swiss Core Capital and Swiss Total Capital. Swiss Core Capital consists of CET1 capital and tier 1 participation securities, which FINMA advised may be included with a haircut of 20% until December 31, 2018 at the latest, and may include certain other Swiss adjustments. Our Swiss Total Capital consists of Swiss Core Capital, high-trigger BCN and low-trigger contingent capital.
As of January 1, 2013, we must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.

as of 2013
Capital ratio requirements
8.23%
1.23%
1.00%
6.00%
10.75%
2.25%
1.75%
6.75%
12.70%
3.08%
2.25%
7.37%
14.44%
3.69%
2.63%
8.12%
15.83%
4.20%
2.88%
8.75%
16.99%
4.61%
3.00%
9.38%
17.92%
4.92%[1]
3.00%
10.00%
Progressive component[1] 1.23% 2.25% 3.08% 3.69% 4.20% 4.61% 4.92%
Buffer component 3.50% 4.50% 5.12% 6.25% 7.13% 7.88% 8.50%
Minimum component 3.50% 4.00% 4.50% 4.50% 4.50% 4.50% 4.50%
Respective capital ratio requirements multiplied by 24%
Swiss leverage ratio requirements
1.98%
0.30%
0.24%
1.44%
2.58%
0.54%
0.42%
1.62%
3.05%
0.74%
0.54%
1.77%
3.47%
0.89%
0.63%
1.95%
3.80%
1.01%
0.69%
2.10%
4.08%
1.11%
0.72%
2.25%
4.30%
1.18%
0.72%
2.40%
Effective as of January 1, for the applicable year
2013
2014
2015
2016
2017
2018
2019
Swiss Core Capital
High-trigger BCN
Low-trigger contingent capital

[1] The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Using 2012 year-end data, we estimate that the 2019 progressive component will be reduced to 4.56% in 2014.

Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR) and, since January 1, 2013, advanced credit valuation adjustment (CVA). The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. Advanced CVA covers the risk of mark-to-market losses on the expected counterparty risk arising from changes in a counterparty’s credit spreads.
FINMA, in line with Bank for International Settlements (BIS) requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 1Q13, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
With FINMA approval, we have implemented a Comprehensive Risk Measure framework to calculate a capital charge covering all price risks (default, spread and correlation risk) within the credit correlation products within our trading book portfolio.
Effective January 1, 2013, FINMA introduced increased capital charges for mortgage loans that finance certain residential property in Switzerland (mortgage multiplier). These increased capital charges, which are applied for both BIS and FINMA purposes, will be phased in by January 1, 2019.
> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.

Capital issuances and redemptions

In July 2012, we issued CHF 3.8 billion of mandatory and contingent convertible securities (MACCS) that mandatorily converted into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013. The settlement and delivery of shares occurred on April 8, 2013.
In January 2013, we redeemed EUR 77 million of tier 2 notes and in March 2013, we redeemed USD 1.525 billion of 7.9% tier 1 capital notes, both on their first call date.

Capital metrics under Basel III

Regulatory capital and ratios – Group
Our CET1 ratio was 14.6% as of the end of 1Q13, compared to 14.2% as of the end of 4Q12. Our tier 1 ratio was 15.1% as of the end of 1Q13 compared to 15.2% as of the end of 4Q12, reflecting increased CET1 capital, offset by increased RWA. Our total capital ratio was 17.4% as of the end of 1Q13 compared to 17.6% as of the end of 4Q12, reflecting stable total eligible capital, offset by increased RWA.
CET1 capital was CHF 43.6 billion as of the end of 1Q13 compared to CHF 41.5 billion as of the end of 4Q12, reflecting net income and a positive foreign exchange translation impact.
Additional tier 1 capital was CHF 1.5 billion as of the end of 1Q13 compared to CHF 2.9 billion as of the end of 4Q12. The decrease was primarily due to the redemption of USD 1.525 billion of tier 1 capital notes.
Tier 2 capital was CHF 6.9 billion as of the end of 1Q13 compared to CHF 7.2 billion as of the end of 4Q12. The decrease was driven by the impact on tier 2 instruments from the introduction of the 10-year phase-out period beginning January 1, 2013.
Total eligible capital was CHF 52.0 billion as of the end of 1Q13 compared to CHF 51.5 billion as of the end of 4Q12.
RWA increased 2% from CHF 292.5 billion as of the end of 4Q12 to CHF 298.2 billion as of the end of 1Q13, primarily reflecting an increase in market risk and foreign exchange translation impact, partially offset by a decrease in credit risk.
The increase in market risk was primarily driven by the inclusion of risks not covered by our VaR model and increases in stressed VaR, mainly resulting from the introduction of a stressed spreads methodology. Excluding the foreign exchange translation impact, credit risk decreased in Investment Banking, including reductions in CVA risks, offset by increases of credit risk in Private Banking & Wealth Management. The decrease in CVA risks was driven by lower counterparty exposures to financial counterparties, partially offset by reduced hedging. Reductions in Investment Banking credit risk were primarily driven by lower derivative counterparty exposures. Credit risk within Private Banking & Wealth Management increased following the introduction of the mortgage multiplier relating to financing of certain residential property in Switzerland and increases in business volume, partially offset by the securitization of a portfolio of loans.
> Refer to the table “BIS statistics – Basel III” for further information.
> Refer to “Market risk” and “Credit risk” in Risk management for further information.
> Refer to https://www.credit-suisse.com/invests/en/regulatory_disclosures for additional regulatory reporting information.

BIS statistics – Basel III
	Group					Bank
					% change					% change
end of	1Q13		4Q12	[1]	QoQ	1Q13		4Q12	[1]	QoQ
Eligible capital (CHF million)
Total shareholders' equity	37,825		35,498		7	36,205		34,767		4
Mandatory and contingent convertible securities	3,779	[2]	3,598	[2]	5	–		–		–
Regulatory adjustments	(755)	[3]	(303)	[3]	149	(3,916)	[4]	(3,879)	[4]	1
Adjustments subject to phase in 5	2,732		2,707		1	6,026		5,829		3
CET1 capital	43,581		41,500		5	38,315		36,717		4
Additional tier 1 instruments [6]	1,570		1,516		4	1,598		1,545		3
Additional tier 1 instruments subject to phase out [7]	9,182		10,416		(12)	9,182		10,416		(12)
Deductions from additional tier 1 capital [8]	(9,221)		(9,075)		2	(8,307)		(8,201)		1
Additional tier 1 capital	1,531		2,857		(46)	2,473		3,760		(34)
Total tier 1 capital	45,112		44,357		2	40,788		40,477		1
Tier 2 instruments [6]	2,644		2,568		3	2,644		2,572		3
Tier 2 instruments subject to phase out	4,611		5,016		(8)	6,072		6,634		(8)
Deductions from tier 2 capital	(368)		(422)		(13)	(320)		(377)		(15)
Tier 2 capital	6,887		7,162		(4)	8,396		8,829		(5)
Total eligible capital	51,999		51,519		1	49,184		49,306		0
Risk-weighted assets (CHF million)
Credit risk	201,052		201,764		0	190,468		191,649		(1)
Market risk	45,514		39,466		15	45,480		39,438		15
Operational risk	45,000		45,125		0	45,000		45,125		0
Non-counterparty risk	6,589		6,126		8	6,333		5,873		8
Risk-weighted assets	298,155		292,481		2	287,281		282,085		2
Capital ratios (%)
CET1 ratio	14.6		14.2		–	13.3		13.0		–
Tier 1 ratio	15.1		15.2		–	14.2		14.3		–
Total capital ratio	17.4		17.6		–	17.1		17.5		–
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

2 Converted and settled into 233.5 million shares on April 8, 2013 and reflected in total shareholders' equity as of that date.
3 Includes regulatory adjustments not subject to phase in, including a cumulative dividend accrual.
4 Includes regulatory adjustments not subject to phase in, including the cumulative dividend accrual, and an adjustment for tier 1 participation securities.
5
Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments. For the years 2014 - 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions).

6 Consists of high-trigger BCN.
7 Includes tier 1 participating securities and hybrid capital instruments that are subject to phase out.
8
Includes CHF 8.8 billion of goodwill and other intangible assets and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

CET1 capital movement – Basel III
	1Q13
CET1 capital (CHF million)
Balance at beginning of period	41,500	[1]
Net income	1,303
Foreign exchange impact	800
Other	(22)	[2]
Balance at end of period	43,581
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

2 Reflects the effect of share-based compensation, a dividend accrual and a change in other regulatory adjustments.

Look-through CET1 ratio
For the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions). Assuming fully phased-in deductions of CHF 8.8 billion of goodwill and other intangible assets and CHF 8.0 billion of other regulatory adjustments, we estimate that our CET1 ratio as of the end of 1Q13 would be 8.6%, calculated based on Look-through RWA of CHF 290 billion.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as market, credit, operational and non-counterparty risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in Credit Risk RWA. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.

Risk-weighted assets by division – Basel III
				% change
end of	1Q13	4Q12	[1]	QoQ
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	98,321	96,009		2
Investment Banking	172,808	171,511		1
Corporate Center	27,026	24,961		8
Risk-weighted assets	298,155	292,481		2
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

Capital metrics under Swiss requirements

Swiss Core and Total Capital ratios
Swiss Core Capital consists of CET1 capital, tier 1 participation securities which FINMA advised may be included with a haircut of 20% until December 31, 2018 at the latest, and may include certain other adjustments. Swiss Total Capital also includes high-trigger BCN and low-trigger contingent capital. As of the end of 1Q13, our Swiss Core Capital and Swiss Total Capital ratios were 15.0% and 16.4%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.0% and 8.23%, respectively.

Swiss Core and Total Capital ratios
	Group				Bank
				% change				% change
end of	1Q13	4Q12	[1]	QoQ	1Q13	4Q12	[1]	QoQ
Capital development (CHF million)
CET1 capital	43,581	41,500		5	38,315	36,717		4
Swiss regulatory adjustments [2]	1,236	2,481		(50)	2,230	2,864		(22)
Swiss Core Capital	44,817	43,981		2	40,545	39,581		2
High-trigger BCN [3]	4,214	4,084		3	4,214	4,084		3
Low-trigger contingent capital	–	–		–	–	–		–
Swiss Total Capital	49,031	48,065		2	44,759	43,665		3
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	298,155	292,481		2	287,281	282,085		2
Swiss regulatory adjustments [4]	1,407	1,259		12	1,372	1,220		12
Swiss risk-weighted assets	299,562	293,740		2	288,653	283,305		2
Capital ratios (%)
Swiss Core Capital ratio	15.0	15.0		–	14.0	14.0		–
Swiss Total Capital ratio	16.4	16.4		–	15.5	15.4		–
1
Basel III became effective as of January 1, 2013. 4Q12 amounts, which are presented in order to show meaningful comparative information, are calculated as if Basel III had been implemented in Switzerland at such time.

2
Consists of tier 1 participation securities of CHF 2.5 billion, additional tier 1 deductions for which there is not enough tier 1 capital available and is therefore deducted from Swiss Core Capital and other Swiss regulatory adjustments.

3 Consists of CHF 1.6 billion additional tier 1 instruments and CHF 2.6 billion tier 2 instruments.
4 Includes increased regulatory thresholds resulting from additional Swiss Core Capital.

The following table presents the Swiss requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.

Swiss capital requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	1Q13	Minimum component	Buffer component	Progressive component	Excess	1Q13
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–	–	–	299.6	–	–	–	–	288.7
2013 Swiss capital requirements [1]
Minimum Swiss Total Capital ratio	3.5%	3.5%	1.23%	–	8.23%	3.5%	3.5%	1.23%	–	8.23%
Minimum Swiss Total Capital (CHF billion)	10.5	10.5	3.7	–	24.7	10.1	10.1	3.6	–	23.8
Swiss capital coverage (CHF billion)
Swiss Core Capital	10.5	10.0	–	24.3	44.8	10.1	9.5	–	21.0	40.5
High-trigger BCN	–	0.5	3.7	–	4.2	–	0.6	3.6	–	4.2
Low-trigger contingent capital	–	–	–	–	–	–	–	–	–	–
Swiss Total Capital	10.5	10.5	3.7	24.3	49.0	10.1	10.1	3.6	21.0	44.8
Capital ratios (%)
Swiss Total Capital ratio	3.5%	3.5%	1.23%	8.1%	16.4%	3.5%	3.5%	1.23%	7.3%	15.5%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.

Look-through Swiss Core and Total Capital ratios
The Look-through Swiss Core Capital assumes fully phased-in goodwill and other intangible assets and other regulatory adjustments. We have calculated the pro forma Look-through Swiss Core Capital assuming the successful completion of the remaining CHF 0.6 billion of capital measures announced in July 2012. As of the end of 1Q13, our pro forma Look-through Swiss Core Capital ratio was 9.8% compared to a 10.0% ratio that we are targeting.

Look-through Swiss Core and Total Capital ratios

Shareholders' equity (CHF billion)
37.8
(8.8)
(8.0)
Goodwill & other intangible assets
Other regulatory adjustments
Regulatory capital (CHF billion)
3.1[1]
3.8[2]
32.2
4.2
27.9
24.8
11.0%
9.6%
8.6%
0.6[3]
Remaining capital measures
32.8
4.2
28.6
25.4
Swiss Total Capital
Swiss Core
CET1
11.3%
9.8%
8.8%
Target
10.0%
end of 1Q13
regulatory capital end of 1Q13
pro forma end of 1Q13
Swiss RWA (look-through) (CHF billion)
291
291[4]
Look-through Swiss Core Capital
High-trigger BCN

Note: Pro forma calculation assumes successful completion of the remaining capital measures announced in July 2012. Refer to "July 2012 capital measures" in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2012 for further information. Actual results may differ. Rounding differences may occur.

2 Consists of mandatory and contingent convertible securities.

3 Consists of CHF 0.5 billion of strategic divestments and CHF 0.1 billion of other measures that are part of our capital measures announced in July 2012 to strengthen our capital position.

4 Reflects increased regulatory thresholds resulting from the remaining capital measures.

Swiss leverage ratio
The Swiss leverage ratio is calculated as Swiss Total Capital, divided by a three-month average exposure, which consists of balance sheet assets, off-balance sheet exposures and regulatory adjustments. By the end of 2013, we are targeting a reduction in our total exposure to under CHF 1,190 billion. As of the end of 1Q13, our Swiss leverage ratio was 3.8%.

Swiss leverage ratio
end of 1Q13	Group	Bank
Swiss Total Capital (CHF million)
Swiss Total Capital	49,031	44,759
Exposure (CHF million) [1]
Balance sheet assets	948,766	932,285
Off-balance sheet exposures [2]	145,011	144,121
Regulatory adjustments [3]	186,084	183,195
Total average exposure	1,279,861	1,259,601
Swiss leverage ratio (%)
Swiss leverage ratio	3.8	3.6
1 Calculated as the average of the month-end amounts for the previous three calendar months.
2 Consists of guarantees and commitments.
3 Includes cash collateral netting reversals, derivative add-ons and other regulatory adjustments.

The following table presents the Swiss requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.

Swiss leverage requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	1Q13	Minimum component	Buffer component	Progressive component	Excess	1Q13
Exposure (CHF billion)
Total average exposure	–	–	–	–	1,279.9	–	–	–	–	1,259.6
2013 Swiss leverage requirements [1]
Minimum Swiss leverage ratio	0.84%	0.84%	0.3%	–	1.98%	0.84%	0.84%	0.3%	–	1.98%
Minimum Swiss leverage (CHF billion)	10.7	10.7	3.8	–	25.3	10.6	10.6	3.7	–	24.9
Swiss capital coverage (CHF billion)
Swiss Core Capital	10.7	10.3	–	23.8	44.8	10.6	10.1	–	19.9	40.5
High-trigger BCN	–	0.4	3.8	–	4.2	–	0.5	3.7	–	4.2
Low-trigger contingent capital	–	–	–	–	–	–	–	–	–	–
Swiss Total Capital	10.7	10.7	3.8	23.8	49.0	10.6	10.6	3.7	19.9	44.8
Swiss leverage ratio (%)
Swiss leverage ratio	0.84%	0.84%	0.3%	1.9%	3.8%	0.84%	0.84%	0.3%	1.6%	3.6%
Rounding differences may occur.
1 The leverage requirements are based on a percentage of total average exposure.

Total shareholders’ equity
Our total shareholders’ equity was CHF 37.8 billion as of the end of 1Q13 compared to CHF 35.5 billion as of the end of 4Q12. Total shareholders’ equity was impacted by net income, foreign exchange-related movements on cumulative translation adjustments and the issuance of common shares used to settle share-based compensation. These increases were offset by the effect of share-based compensation and treasury share purchases and sales.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.

Capital
	end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Shareholders' equity (CHF million)
Common shares	54	53	49	2	10
Additional paid-in capital	23,808	23,636	22,262	1	7
Retained earnings	29,474	28,171	27,097	5	9
Treasury shares, at cost	(446)	(459)	0	(3)	–
Accumulated other comprehensive income/(loss)	(15,065)	(15,903)	(15,823)	(5)	(5)
Total shareholders' equity	37,825	35,498	33,585	7	13
Goodwill	(8,584)	(8,389)	(8,333)	2	3
Other intangible assets	(256)	(243)	(260)	5	(2)
Tangible shareholders' equity [1]	28,985	26,866	24,992	8	16
Shares outstanding (million)
Common shares issued	1,339.7	1,320.8	1,224.5	1	9
Treasury shares	(27.5)	(27.0)	0.0	2	–
Shares outstanding	1,312.2	1,293.8	1,224.5	1	7
Par value (CHF)
Par value	0.04	0.04	0.04	0	0
Book value per share (CHF)
Total book value per share	28.83	27.44	27.43	5	5
Goodwill per share	(6.54)	(6.48)	(6.81)	1	(4)
Other intangible assets per share	(0.20)	(0.19)	(0.21)	5	(5)
Tangible book value per share [1]	22.09	20.77	20.41	6	8
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management

In 1Q13, overall position risk increased 4%, utilized economic capital increased 3%, average risk management VaR in US dollars decreased 7% and gross impaired loans increased slightly to CHF 1.8 billion.

Economic capital and position risk

Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 1Q13, we made an enhancement to the position risk methodology for risk management purposes. For fixed income trading, we amended our methodology to improve the modeling of interest rate options. Prior period balances have been restated for this methodology change in order to show meaningful trends. The total impact of the 1Q13 methodology change on position risk for the Group as of the end of 4Q12 was a decrease of CHF 197 million, or 2%.
For utilized economic capital used for capital management purposes, in addition to adopting the above position risk methodology enhancement, we increased our other risks charge to reflect the recalibration of our model reserve component to capture certain market risks not included in the position risk framework and to capture credit concentration exposures with global systemically important financial institutions and an estimate of the impact of the planned recalibration of our expense risk model shocks. Prior period balances have been restated for the 1Q13 methodology changes in order to show meaningful trends. The net impact of these methodology changes on utilized economic capital for the Group as of the end of 4Q12 was an increase of CHF 485 million, or 2%.
For economic capital resources, in connection with the implementation of Basel III, we have recalibrated the definition of our economic capital resources. Economic capital adjustments are now applied to Look-through CET1 capital under Basel III. Previously, we applied the economic capital adjustments to tier 1 capital under the then-applicable Basel II.5 framework. We have also recalibrated our economic adjustments. The net impact of the change on economic capital resources for the Group as of the end of 4Q12 was a decrease of CHF 13.8 billion, or 30%, primarily driven by the exclusion of hybrid capital instruments under Basel III, adjustments with respect to pension assets and liabilities and changes to the recognition of deferred tax assets, partially offset by the inclusion of high-trigger BCN.
> Refer to “Economic capital and position risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on economic capital and position risk.

Key position risk trends
Position risk for risk management purposes as of the end of 1Q13 increased 4% compared to the end of 4Q12. Excluding the US dollar translation impact, position risk increased 1%. Position risk increased mainly due to higher exposures in Asia in emerging markets country event risk. Position risk also increased due to reduced hedges, new loans and increased counterparty exposures in Investment Banking in international lending & counterparty exposures and higher RMBS loan exposures in real estate & structured assets. These increases were partially offset mainly by private equity sales in equity trading & investments.
Compared to the end of 1Q12, position risk for risk management purposes increased 9%. Excluding the US dollar translation impact, position risk increased 5%, mainly due to reduced hedges and new loans in Investment Banking in international lending & counterparty exposures, higher emerging markets country event risk, primarily due to increased exposures in Asia, and increased risk in loans collateralized by securities and commercial loans in private banking corporate & retail lending. These increases were partially offset by private equity and illiquid hedge fund sales in equity trading & investments, lower interest rate and foreign exchange exposures in fixed income trading and lower commercial mortgage-backed securities (CMBS) exposure, mainly due to sales, in real estate & structured assets.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Position risk

	end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Position risk (CHF million)
Fixed income trading [1]	2,565	2,489	2,809	3	(9)
Equity trading & investments	1,768	1,819	2,089	(3)	(15)
Private banking corporate & retail lending	2,383	2,382	2,085	0	14
International lending & counterparty exposures	4,494	4,260	3,533	5	27
Emerging markets country event risk	1,470	1,041	928	41	58
Real estate & structured assets [2]	2,132	1,985	2,219	7	(4)
Simple sum across risk categories	14,812	13,976	13,663	6	8
Diversification benefit [3]	(3,149)	(2,796)	(2,934)	13	7
Position risk (99% confidence level for risk management purposes)	11,663	11,180	10,729	4	9
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Economic capital

	in / end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Economic capital resources (CHF million)
Look-through CET1 capital (Basel III)	24,797	22,690	12,815	9	93
Economic adjustments [1]	9,341	9,212	9,776	1	(4)
Economic capital resources	34,138	31,902	22,591	7	51
Utilized economic capital (CHF million)
Position risk (99.97% confidence level)	20,698	19,697	19,148	5	8
Operational risk	3,923	3,924	3,754	0	5
Other risks [2]	7,083	7,060	8,925	0	(21)
Utilized economic capital	31,704	30,681	31,827	3	0
Utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,747	9,593	9,696	2	1
Investment Banking	19,719	18,865	19,585	5	1
Corporate Center [3]	2,258	2,242	2,567	1	(12)
Utilized economic capital - Credit Suisse [4]	31,704	30,681	31,827	3	0
Average utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,670	9,756	9,963	(1)	(3)
Investment Banking	19,292	18,759	20,247	3	(5)
Corporate Center [3]	2,250	2,256	2,570	0	(12)
Average utilized economic capital - Credit Suisse [5]	31,193	30,761	32,759	1	(5)
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1
Includes primarily high-trigger BCN, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to Look-through CET1 capital to enable comparison between economic capital utilization and economic capital resources under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefits and an estimate for the impacts of certain methodology changes planned for 2013.

3 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital.
4 Includes a diversification benefit of CHF 20 million, CHF 19 million and CHF 21 million as of the end of 1Q13, 4Q12 and 1Q12, respectively.
5 Includes a diversification benefit of CHF 19 million, CHF 10 million and CHF 21 million as of the end of 1Q13, 4Q12 and 1Q12, respectively.

Utilized economic capital trends
In 1Q13, our utilized economic capital increased 3%. Excluding the US dollar translation impact, utilized economic capital increased 1%.
For Private Banking & Wealth Management, utilized economic capital increased 2%, mainly due to increased deferred share-based compensation awards in other risks, partially offset by lower interest rate risk on treasury positions.
For Investment Banking, utilized economic capital increased 5%. Excluding the US dollar translation impact, utilized economic capital increased 2%, due to increases in emerging markets country event risk and real estate & structured assets position risk and higher expense risk. These increases were partially offset by decreases in fixed income trading position risk, interest rate risk on treasury positions and deferred share-based compensation awards in other risks.
For Corporate Center, utilized economic capital increased 1%, as higher foreign exchange risk between economic capital resources and utilized economic capital was largely offset by decreased expense risk.

Market risk

Trading portfolios
We primarily assume market risk through the trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products (some of which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations. Risks associated with the embedded derivative elements of our structured products are actively monitored and managed on a portfolio basis as part of our overall trading portfolio and are reflected in our VaR measures.
Trading risks are measured using VaR along with a number of other risk measurement tools. VaR measures the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon at a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management purposes and regulatory VaR for regulatory capital purposes. For risk management VaR, we use a one-day holding period and a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 1Q13, there were no material changes to the VaR methodology.
For regulatory capital purposes, we operate under the Basel III market risk framework which includes an incremental risk charge, stressed VaR and, since January 1, 2013, consideration of the impact of changes in a counterparty’s credit spreads (also known as credit valuation adjustments).
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information.

In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR decreased 7% to USD 43 million from 4Q12. The decrease reflected lower risk in Investment Banking due to reduced RMBS, CMBS and equity exposures through the quarter. Compared to 1Q12, average risk management VaR decreased 42%, primarily reflecting lower risk in Investment Banking due to lower market volatility and reduced interest rate, credit spread and equity exposures through the quarter.
Period-end risk management VaR decreased 11% to USD 39 million from 4Q12. The decrease reflected lower risk in Investment Banking due to reduced interest rate, equity and foreign exchange exposures. Compared to 1Q12, period-end risk management VaR decreased 43%, mainly reflecting lower market volatility and reduced interest rate, credit spread and equity exposures.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)

	Risk management VaR (98%)							Regulatory VaR (99%)
in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
1Q13 (CHF million)
Average	44	11	2	17	(34)		40	48
Minimum	38	6	1	12	–	[1]	34	32
Maximum	58	24	3	36	–	[1]	55	77
End of period	43	8	3	15	(32)		37	32
4Q12 (CHF million)
Average	47	9	2	20	(35)		43	44
Minimum	36	4	1	15	–	[1]	34	34
Maximum	63	16	5	32	–	[1]	56	53
End of period	44	12	2	17	(35)		40	52
1Q12 (CHF million)
Average	72	18	4	22	(48)		68	69
Minimum	59	9	2	14	–	[1]	53	48
Maximum	82	26	7	35	–	[1]	80	89
End of period	61	26	3	17	(46)		61	55
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)

	Risk management VaR (98%)							Regulatory VaR (99%)
in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
1Q13 (USD million)
Average	48	12	2	18	(37)		43	51
Minimum	41	6	1	13	–	[1]	36	34
Maximum	64	25	3	38	–	[1]	58	83
End of period	45	8	3	16	(33)		39	34
4Q12 (USD million)
Average	50	9	3	22	(38)		46	47
Minimum	38	5	1	16	–	[1]	36	37
Maximum	68	17	5	35	–	[1]	59	57
End of period	49	13	2	18	(38)		44	57
1Q12 (USD million)
Average	78	20	4	23	(51)		74	75
Minimum	64	9	2	15	–	[1]	59	53
Maximum	90	29	8	37	–	[1]	88	97
End of period	68	29	3	19	(51)		68	60
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the regulatory VaR model used for trading portfolios, including backtesting. We conduct such backtesting using actual daily trading revenues. Actual daily trading revenues are compared with a regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 1Q13 and in the 12-month-period ending with such quarter. Since there were fewer than five backtesting exceptions in the rolling 12-month period ending as of the end of 1Q13, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 1Q13 with those for 4Q12 and 1Q12. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 1Q13, we had no trading loss days compared to two trading loss days in 4Q12.

Banking portfolios
We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking & Wealth Management and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking & Wealth Management to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits. This risk is monitored on a daily basis.
The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 9.0 million as of the end of 1Q13, compared to a valuation increase of CHF 9.4 million as of the end of 4Q12.

Credit risk

Credit risk is the possibility of a loss being incurred by us as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Sources of credit risk
The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.
Our regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at fair value are reflected in valuation changes recorded directly in revenues, and therefore are not part of the impaired loans balance.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2012 for further information on credit risk.
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.

Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.

Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G-7 and non-G-7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.

Presentation of selected European credit risk exposures
The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.
The credit risk exposure in the table is presented on a risk-based view. We present our credit risk exposure and related risk mitigation for the following distinct categories:

– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the positive replacement value (PRV) of derivative instruments after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.
– Risk mitigation includes credit default swaps (CDS) and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking & Wealth Management exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.
– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS purchased and/or sold and total return swaps).

CDS presented in the risk mitigation column are purchased as a direct hedge to our OTC exposure and the risk mitigation impact is considered to be the notional amount of the contract for risk purposes, with the mark-to-market fair value of CDS risk-managed against the protection provider. Net notional amounts of CDS reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold and are based on the origin of the CDS reference credit, rather than that of the CDS counterparty. CDS included in the inventory column represent contracts recorded in our trading books that are hedging the credit risk of the instruments included in the inventory column and are disclosed on the same basis as the value of the fixed income instrument they are hedging.
We do not have any tranched CDS positions on these European countries and only an insignificant amount of indexed credit derivatives is included in inventory.
The credit risk of CDS contracts themselves, i.e., the risk that the CDS counterparty will not perform in the event of a default, is managed separately from the credit risk of the reference credit. To mitigate such credit risk, all CDS contracts are collateralized and executed with counterparties with whom we have an enforceable ISDA master agreement that provides for daily margining.

Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Greece, Ireland, Italy, Portugal and Spain as of the end of 1Q13 was EUR 4.1 billion, down from EUR 4.3 billion as of the end of 4Q12. Our net exposure to these sovereigns was stable at EUR 0.6 billion compared to the end of 4Q12. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 1Q13 included net exposure to financial institutions of EUR 2.2 billion and to corporates and other counterparties of EUR 2.7 billion, compared to EUR 2.0 billion and EUR 3.4 billion, respectively, as of the end of 4Q12. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.

Sovereign debt rating developments
In 1Q13, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s lowered the rating for Cyprus to CCC from CCC+. Fitch lowered Cyprus’ rating to B from BB– and Italy’s rating to BBB+ from A–. Moody’s downgraded Cyprus to Caa3 from B3. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures

	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 1Q13		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Cyprus (EUR billion)
Corporates & other	0.6	0.0	0.6		0.0	0.0		0.0		0.6	0.0
Total	0.6	0.0	0.6		0.0	0.0		0.0		0.6	0.0
Greece (EUR billion)
Sovereigns	0.2	0.0	0.1		0.1	0.0		0.0		0.2	0.1
Financial institutions	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Corporates & other	0.5	0.0	0.5		0.0	0.0		(0.1)		0.5	0.0
Total	0.8	0.0	0.7		0.1	0.0		(0.1)		0.8	0.1
Ireland (EUR billion)
Financial institutions	1.5	0.0	1.1		0.4	0.1		0.0		1.6	0.5
Corporates & other	2.1	0.4	0.8		0.9	0.0		(0.1)		2.1	0.9
Total	3.6	0.4	1.9		1.3	0.1		(0.1)		3.7	1.4
Italy (EUR billion)
Sovereigns	3.8	2.9	0.4		0.5	0.0		0.0		3.8	0.5
Financial institutions	1.9	0.0	1.2		0.7	0.2		0.0		2.1	0.9
Corporates & other	2.4	0.2	1.4		0.8	0.2		(0.1)		2.6	1.0
Total	8.1	3.1	3.0		2.0	0.4		(0.1)		8.5	2.4
Portugal (EUR billion)
Sovereigns	0.1	0.1	0.0		0.0	0.0		(0.1)		0.1	0.0
Financial institutions	0.1	0.0	0.1		0.0	0.1		(0.1)		0.2	0.1
Corporates & other	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Total	0.3	0.1	0.2		0.0	0.1		(0.2)		0.4	0.1
Spain (EUR billion)
Financial institutions	1.3	0.0	1.1		0.2	0.5		0.1		1.8	0.7
Corporates & other	2.0	0.1	1.1		0.8	0.0		(0.3)		2.0	0.8
Total	3.3	0.1	2.2		1.0	0.5		(0.2)		3.8	1.5
Total (EUR billion)
Sovereigns	4.1	3.0	0.5		0.6	0.0		(0.1)		4.1	0.6
Financial institutions	4.9	0.0	3.6		1.3	0.9		0.0		5.8	2.2
Corporates & other	7.7	0.7	4.5		2.5	0.2		(0.6)		7.9	2.7
Total	16.7	3.7	8.6		4.4	1.1		(0.7)		17.8	5.5
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Credit risk overview
The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking & Wealth Management and unused credit limits which can be revoked at our sole discretion upon notice to the client in Private Banking & Wealth Management.

Credit risk

	end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Balance sheet (CHF million)
Gross loans	249,995	243,204	232,655	3	7
Loans held-for-sale	19,772	19,894	20,147	(1)	(2)
Traded loans	5,122	4,282	3,603	20	42
Derivative instruments [1]	35,979	37,138	47,744	(3)	(25)
Total balance sheet	310,868	304,518	304,149	2	2
Off-balance sheet (CHF million)
Loan commitments [2]	239,157	237,110	218,199	1	10
Credit guarantees and similar instruments	12,668	12,833	17,034	(1)	(26)
Irrevocable commitments under documentary credits	5,498	6,258	4,747	(12)	16
Total off-balance sheet	257,323	256,201	239,980	0	7

Total credit risk	568,191	560,719	544,129	1	4
Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.
2
Includes CHF 142 billion, CHF 140 billion and CHF 133 billion of unused credit limits as of the end of 1Q13, 4Q12 and 1Q12, respectively, which were revocable at our sole discretion upon notice to the client.

Loan exposure
Compared to the end of 4Q12, gross loans increased CHF 6.8 billion to CHF 250.0 billion. In Private Banking & Wealth Management, gross loans were CHF 213.1 billion, up CHF 4.6 billion from 4Q12, primarily reflecting increases in loans collateralized by securities and commercial and industrial loans and the US dollar translation impact. Gross loans in Investment Banking increased CHF 2.2 billion to CHF 36.9 billion, mainly due to an increase in loans to governments and public institutions and the US dollar translation impact, partially offset by lower loans to financial institutions.
Gross impaired loans increased slightly to CHF 1.8 billion compared to the end of 4Q12. In Private Banking & Wealth Management, gross impaired loans increased CHF 97 million to CHF 1,523 million, mainly due to higher non-performing loans reflecting new impaired loans and reclassifications from potential problem loans. In Investment Banking, gross impaired loans decreased CHF 45 million to CHF 258 million driven by reclassifications of restructured loans to non-impaired loans and repayments. The decrease in non-performing loans included the restructuring of a loan in 1Q13.
We recorded a net provision for credit losses of CHF 22 million in 1Q13, compared to a net provision of CHF 70 million in 4Q12, with a net provision of CHF 28 million in Private Banking & Wealth Management and a net release of CHF 6 million in Investment Banking.
Compared to the end of 1Q12, gross loans increased 7%. An increase in Private Banking & Wealth Management of 7% was primarily due to higher commercial and industrial loans, an increase in loans collateralized by securities, higher residential mortgages and the US dollar translation impact. In Investment Banking, an increase of 8% was mainly related to higher loans to governments and public institutions and the US dollar translation impact. Gross impaired loans increased slightly driven by increases in non-interest-earning loans, partially offset by lower non-performing loans, in Private Banking & Wealth Management.

Loans

	Private Banking & Wealth Management						Investment Banking			Credit Suisse			[1]
end of	1Q13		4Q12		1Q12		1Q13	4Q12	1Q12	1Q13	4Q12	1Q12
Loans (CHF million)
Mortgages	92,703		91,872		89,598		0	0	0	92,703	91,872	89,598
Loans collateralized by securities	29,251		27,363		25,950		0	0	0	29,251	27,363	25,950
Consumer finance	6,837		6,290		5,719		624	611	601	7,461	6,901	6,320
Consumer	128,791		125,525		121,267		624	611	601	129,415	126,136	121,868
Real estate	25,126		25,253		23,654		1,435	1,472	1,951	26,561	26,725	25,605
Commercial and industrial loans	50,062		48,860		45,110		14,749	13,829	14,243	64,833	62,709	59,363
Financial institutions	7,791		7,616		7,111		16,753	17,289	16,362	24,544	24,905	23,473
Governments and public institutions	1,313		1,272		1,261		3,329	1,457	1,085	4,642	2,729	2,346
Corporate & institutional	84,292	[2]	83,001	[2]	77,136	[2]	36,266	34,047	33,641	120,580	117,068	110,787
Gross loans	213,083		208,526		198,403		36,890	34,658	34,242	249,995	243,204	232,655
Net (unearned income) / deferred expenses	(63)		(39)		(25)		(21)	(20)	(26)	(84)	(59)	(51)
Allowance for loan losses [3]	(782)		(785)		(755)		(134)	(137)	(153)	(916)	(922)	(908)
Net loans	212,238		207,702		197,623		36,735	34,501	34,063	248,995	242,223	231,696
Impaired loans (CHF million)
Non-performing loans	708		604		781		221	255	212	929	859	993
Non-interest-earning loans	321		309		200		3	4	28	324	313	228
Total non-performing and non-interest-earning loans	1,029		913		981		224	259	240	1,253	1,172	1,221
Restructured loans	0		0		0		20	30	8	20	30	8
Potential problem loans	494		513		476		14	14	21	508	527	497
Total other impaired loans	494		513		476		34	44	29	528	557	505
Gross impaired loans [3]	1,523		1,426		1,457		258	303	269	1,781	1,729	1,726
of which loans with a specific allowance	1,393		1,307		1,274		189	204	199	1,582	1,511	1,473
of which loans without a specific allowance	130		119		183		69	99	70	199	218	253
Allowance for loan losses (CHF million)
Balance at beginning of period [3]	785		761		743		137	136	167	922	897	910
Net movements recognized in statements of operations	30		67		37		(10)	17	(10)	20	84	27
Gross write-offs	(52)		(59)		(41)		(2)	(6)	(2)	(54)	(65)	(43)
Recoveries	5		6		17		2	1	2	7	7	19
Net write-offs	(47)		(53)		(24)		0	(5)	0	(47)	(58)	(24)
Provisions for interest	6		3		6		1	6	2	7	9	8
Foreign currency translation impact and other adjustments, net	8		7		(7)		6	(17)	(6)	14	(10)	(13)
Balance at end of period [3]	782		785		755		134	137	153	916	922	908
of which individually evaluated for impairment	593		598		561		96	98	106	689	696	667
of which collectively evaluated for impairment	189		187		194		38	39	47	227	226	241
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 65,929 million, CHF 64,536 million and CHF 61,267 million as of the end of 1Q13, 4Q12 and 1Q12, respectively.

3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.

Balance sheet and off-balance sheet

Total assets were CHF 946.6 billion, total liabilities were CHF 901.7 billion and total equity was CHF 44.9 billion. Both total assets and total liabilities were up 2% for the quarter, driven in both cases primarily by the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary

	end of			% change
	1Q13	4Q12	1Q12	QoQ	YoY
Assets (CHF million)
Cash and due from banks	57,242	61,763	89,449	(7)	(36)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	180,513	183,455	192,068	(2)	(6)
Trading assets	264,201	256,399	300,597	3	(12)
Net loans	248,995	242,223	231,696	3	7
Brokerage receivables	58,538	45,768	42,801	28	37
All other assets	137,129	134,672	143,409	2	(4)
Total assets	946,618	924,280	1,000,020	2	(5)
Liabilities and equity (CHF million)
Due to banks	35,033	31,014	39,035	13	(10)
Customer deposits	316,681	308,312	304,943	3	4
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	127,182	132,721	167,457	(4)	(24)
Trading liabilities	91,490	90,816	114,500	1	(20)
Long-term debt	143,094	148,134	155,631	(3)	(8)
Brokerage payables	73,466	64,676	67,569	14	9
All other liabilities	114,726	106,323	110,021	8	4
Total liabilities	901,672	881,996	959,156	2	(6)
Total shareholders' equity	37,825	35,498	33,585	7	13
Noncontrolling interests	7,121	6,786	7,279	5	(2)
Total equity	44,946	42,284	40,864	6	10

Total liabilities and equity	946,618	924,280	1,000,020	2	(5)

Balance sheet

Total assets were CHF 946.6 billion as of the end of 1Q13, up CHF 22.3 billion, or 2%, from the end of 4Q12, primarily reflecting the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets increased CHF 0.5 billion.
Compared to the end of 4Q12, brokerage receivables increased CHF 12.8 billion, or 28%, mainly reflecting an increase in margin lending. Trading assets increased CHF 7.8 billion, or 3%, mainly driven by the foreign exchange translation impact. Net loans increased CHF 6.8 billion, or 3%, reflecting increases in loans collateralized by securities and commercial and industrial loans in Private Banking & Wealth Management, an increase in loans to governments and public institutions in Investment Banking and the foreign exchange translation impact. Cash and due from banks decreased CHF 4.5 billion, or 7%, driven by decreases in central bank holdings. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 2.9 billion, or 2%, primarily due to a decrease in reverse repurchase transactions. All other assets increased CHF 2.5 billion, or 2%, including an increase of CHF 3.2 billion in securities received as collateral, partly offset by a decrease of CHF 0.7 billion in other assets.
Total liabilities were CHF 901.7 billion as of the end of 1Q13, up CHF 19.7 billion, or 2%, from the end of 4Q12, primarily driven by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 1.7 billion.
Compared to the end of 4Q12, brokerage payables increased CHF 8.8 billion, or 14%, mainly reflecting an increase in margin lending. Customer deposits increased CHF 8.4 billion, or 3%, mainly driven by an increase in certificates of deposits and demand deposits, and the foreign exchange translation impact. Due to banks increased CHF 4.0 billion, or 13%, mainly driven by increases in deposits from commercial banks. Trading liabilities were stable at CHF 91.5 billion, with an increase in short trading positions partly offset by a decrease in derivative instruments. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 5.5 billion, or 4%, primarily reflecting a decrease in repurchase agreements, partially offset by the foreign exchange translation impact. Long-term debt decreased CHF 5.0 billion, or 3%, reflecting maturing of senior and subordinated debt, partly offset by issuances of senior debt and the foreign exchange translation impact. All other liabilities increased CHF 8.4 billion, or 8%, including increases of CHF 6.0 billion in short-term borrowings and CHF 3.2 billion in obligations to return securities received as collateral.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.

Off-balance sheet

We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2012 and “Note 25 – Guarantees and commitments” and “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

On or about May 7, 2013, we will publish and file with the SEC our Financial Report 1Q13, which will include additional disclosures on:

– fair value of financial instruments;
– loans, allowance for loan losses and credit quality;
– derivatives and hedging activities;
– investment securities;
– guarantees and commitments;
– assets pledged or assigned;
– transfers of financial assets and variable interest entities;
– tax;
– offsetting of financial assets and financial liabilities;
– accumulated other comprehensive income; and
– long-term debt.

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments and subsequent events
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Earnings per share
Note 14 Trading assets and liabilities
Note 15 Investment securities
Note 16 Loans, allowance for loan losses and credit quality
Note 17 Other assets and other liabilities
Note 18 Long-term debt
Note 19 Accumulated other comprehensive income and additional share information
Note 20 Offsetting of financial assets and financial liabilities
Note 21 Tax
Note 22 Employee deferred compensation
Note 23 Pension and other post-retirement benefits
Note 24 Derivatives and hedging activities
Note 25 Guarantees and commitments
Note 26 Transfers of financial assets and variable interest entities
Note 27 Financial instruments
Note 28 Assets pledged and collateral
Note 29 Litigation
Note 30 Subsidiary guarantee information

Condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)

in	1Q13	4Q12	1Q12
Consolidated statements of operations (CHF million)
Interest and dividend income	4,824	4,843	5,295
Interest expense	(3,017)	(2,903)	(3,411)
Net interest income	1,807	1,940	1,884
Commissions and fees	3,346	3,547	3,172
Trading revenues	1,815	(147)	189
Other revenues	220	460	802
Net revenues	7,188	5,800	6,047
Provision for credit losses	22	70	34
Compensation and benefits	3,024	2,720	3,711
General and administrative expenses	1,754	2,122	1,653
Commission expenses	497	456	451
Total other operating expenses	2,251	2,578	2,104
Total operating expenses	5,275	5,298	5,815
Income before taxes	1,891	432	198
Income tax expense/(benefit)	510	100	(16)
Net income	1,381	332	214
Net income attributable to noncontrolling interests	78	69	170
Net income attributable to shareholders	1,303	263	44
Earnings per share (CHF)
Basic earnings per share	0.78	0.09	0.03
Diluted earnings per share	0.76	0.09	0.03

Consolidated statements of comprehensive income (unaudited)

in	1Q13	4Q12	1Q12
Comprehensive income (CHF million)
Net income	1,381	332	214
Gains/(losses) on cash flow hedges	2	12	14
Foreign currency translation	927	(886)	(1,117)
Unrealized gains/(losses) on securities	(7)	(5)	184
Actuarial gains/(losses)	70	(232)	73
Net prior service credit/(cost)	(27)	300	(22)
Other comprehensive income/(loss), net of tax	965	(811)	(868)
Comprehensive income/(loss)	2,346	(479)	(654)
Comprehensive income/(loss) attributable to noncontrolling interests	205	(37)	(9)
Comprehensive income/(loss) attributable to shareholders	2,141	(442)	(645)

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)

end of	1Q13	4Q12	1Q12
Assets (CHF million)
Cash and due from banks	57,242	61,763	89,449
Interest-bearing deposits with banks	1,781	1,945	2,570
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	180,513	183,455	192,068
Securities received as collateral, at fair value	33,199	30,045	33,761
of which encumbered	22,093	17,767	21,747
Trading assets, at fair value	264,201	256,399	300,597
of which encumbered	75,138	70,948	78,605
Investment securities	3,428	3,498	5,604
Other investments	12,084	12,022	12,294
Net loans	248,995	242,223	231,696
of which encumbered	552	535	552
allowance for loan losses	(916)	(922)	(908)
Premises and equipment	5,593	5,618	6,878
Goodwill	8,584	8,389	8,333
Other intangible assets	256	243	260
Brokerage receivables	58,538	45,768	42,801
Other assets	72,204	72,912	73,709
of which encumbered	722	1,495	2,302
Total assets	946,618	924,280	1,000,020

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)

end of	1Q13	4Q12	1Q12
Liabilities and equity (CHF million)
Due to banks	35,033	31,014	39,035
Customer deposits	316,681	308,312	304,943
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	127,182	132,721	167,457
Obligation to return securities received as collateral, at fair value	33,199	30,045	33,761
Trading liabilities, at fair value	91,490	90,816	114,500
Short-term borrowings	24,657	18,641	16,331
Long-term debt	143,094	148,134	155,631
Brokerage payables	73,466	64,676	67,569
Other liabilities	56,870	57,637	59,929
Total liabilities	901,672	881,996	959,156
Common shares	54	53	49
Additional paid-in capital	23,808	23,636	22,262
Retained earnings	29,474	28,171	27,097
Treasury shares, at cost	(446)	(459)	0
Accumulated other comprehensive income/(loss)	(15,065)	(15,903)	(15,823)
Total shareholders' equity	37,825	35,498	33,585
Noncontrolling interests	7,121	6,786	7,279
Total equity	44,946	42,284	40,864

Total liabilities and equity	946,618	924,280	1,000,020

end of	1Q13	4Q12	1Q12
Additional share information
Par value (CHF)	0.04	0.04	0.04
Authorized shares [1]	2,118,134,039	2,118,134,039	1,868,134,039
Common shares issued	1,339,652,645	1,320,829,922	1,224,513,920
Treasury shares	(27,495,313)	(27,036,831)	0
Shares outstanding	1,312,157,332	1,293,793,091	1,224,513,920
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity
1Q13 (CHF million)
Balance at beginning of period	53	23,636		28,171	(459)	(15,903)	35,498	6,786		42,284
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(163)		(163)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	294		294
Net income/(loss)	–	–		1,303	–	–	1,303	80	[3]	1,383
Total other comprehensive income/(loss), net of tax	–	–		–	–	838	838	127		965
Issuance of common shares	1	470		–	–	–	471	–		471
Sale of treasury shares	–	(26)		–	2,209	–	2,183	–		2,183
Repurchase of treasury shares	–	–		–	(2,303)	–	(2,303)	–		(2,303)
Share-based compensation, net of tax	–	(350)	[4]	–	107	–	(243)	–		(243)
Financial instruments indexed to own shares [5]	–	80		–	–	–	80	–		80
Dividends paid	–	–		–	–	–	–	(11)		(11)
Changes in redeemable noncontrolling interests	–	(2)		–	–	–	(2)	–		(2)
Change in scope of consolidation, net	–	–		–	–	–	–	8		8
Balance at end of period	54	23,808		29,474	(446)	(15,065)	37,825	7,121		44,946
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Net income attributable to noncontrolling interests excludes CHF 2 million due to redeemable noncontrolling interests.
4 Includes a net tax charge of CHF 30 million from the excess recognized compensation expense over fair value of shares delivered.
5
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
4Q12 (CHF million)
Balance at beginning of period	53	23,273	28,025	(471)	(15,198)	35,682	7,151	42,833
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–	–	–	–	–	(4)	(4)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(314)	(314)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	21	21
Net income/(loss)	–	–	263	–	–	263	73	336
Total other comprehensive income/(loss), net of tax	–	–	–	–	(705)	(705)	(106)	(811)
Issuance of common shares	–	16	–	–	–	16	–	16
Sale of treasury shares	–	(8)	–	2,385	–	2,377	–	2,377
Repurchase of treasury shares	–	–	–	(2,375)	–	(2,375)	–	(2,375)
Share-based compensation, net of tax	–	356	–	2	–	358	–	358
Financial instruments indexed to own shares	–	1	–	–	–	1	–	1
Dividends paid	–	–	(117)	–	–	(117)	(13)	(130)
Change in scope of consolidation, net	–	–	–	–	–	–	(22)	(22)
Other	–	(2)	–	–	–	(2)	–	(2)
Balance at end of period	53	23,636	28,171	(459)	(15,903)	35,498	6,786	42,284

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)

	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
1Q12 (CHF million)
Balance at beginning of period	49	21,796	27,053	(90)	(15,134)	33,674	7,411	41,085
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(117)	(117)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	7	7
Net income/(loss)	–	–	44	–	–	44	170	214
Total other comprehensive income/(loss), net of tax	–	–	–	–	(689)	(689)	(179)	(868)
Issuance of common shares	–	4	–	–	–	4	–	4
Sale of treasury shares	–	32	–	1,821	–	1,853	–	1,853
Repurchase of treasury shares	–	–	–	(1,734)	–	(1,734)	–	(1,734)
Share-based compensation, net of tax	–	397	–	3	–	400	–	400
Financial instruments indexed to own shares	–	41	–	–	–	41	–	41
Dividends paid	–	–	–	–	–	–	(13)	(13)
Changes in redeemable noncontrolling interests	–	(8)	–	–	–	(8)	–	(8)
Balance at end of period	49	22,262	27,097	0	(15,823)	33,585	7,279	40,864

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)

in	1Q13	1Q12
Operating activities of continuing operations (CHF million)
Net income	1,381	214
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	338	304
Provision for credit losses	22	34
Deferred tax provision	273	(156)
Share of net income from equity method investments	98	25
Trading assets and liabilities, net	(4,733)	(38,968)	[1]
(Increase)/decrease in other assets	(8,571)	371
Increase/(decrease) in other liabilities	4,431	696
Other, net	515	2,932
Total adjustments	(7,627)	(34,762)
Net cash provided by/(used in) operating activities of continuing operations	(6,246)	(34,548)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	188	(459)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	8,338	36,576
Purchase of investment securities	(16)	(167)
Proceeds from sale of investment securities	11	199
Maturities of investment securities	75	93
Investments in subsidiaries and other investments	(762)	(279)
Proceeds from sale of other investments	1,001	645
(Increase)/decrease in loans	(4,050)	(727)
Proceeds from sales of loans	275	348
Capital expenditures for premises and equipment and other intangible assets	(242)	(315)
Proceeds from sale of premises and equipment and other intangible assets	7	4
Other, net	(7)	236
Net cash provided by/(used in) investing activities of continuing operations	4,818	36,154
1 Prior period has been corrected to reclassify the balance from CHF (34,373) million to CHF (38,968) million.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)

in	1Q13	1Q12
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	9,034	(4,280)
Increase/(decrease) in short-term borrowings	5,336	(9,007)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,689)	(2,591)
Issuances of long-term debt	7,962	13,485
Repayments of long-term debt	(16,559)	(18,886)
Issuances of common shares	471	4
Sale of treasury shares	2,183	1,853
Repurchase of treasury shares	(2,303)	(1,734)
Dividends paid/capital repayments	(11)	(13)
Excess tax benefits related to share-based compensation	0	19
Other, net	(793)	451	[1]
Net cash provided by/(used in) financing activities of continuing operations	(4,369)	(20,699)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	1,276	(2,031)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(4,521)	(21,124)

Cash and due from banks at beginning of period	61,763	110,573
Cash and due from banks at end of period	57,242	89,449
1 Prior period has been corrected to reclassify the balance from CHF (4,144) million to CHF 451 million.

Supplemental cash flow information (unaudited)

in	1Q13	1Q12
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	255	250
Cash paid for interest	3,304	3,526

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited

Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2012 included in the Credit Suisse Annual Report 2012.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for a description of the Group’s significant accounting policies.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented, except with respect to the additional disclosures on fair value of financial instruments, loans, allowance for loan losses and credit quality, derivatives and hedging activities, investment securities, guarantees and commitments, assets pledged or assigned, transfers of financial assets and VIEs, tax, offsetting of financial assets and financial liabilities, accumulated other comprehensive income and long-term debt. These disclosures will be included in the Financial Report 1Q13 to be published on the Group’s website and filed with the SEC on or about May 7, 2013. The 4Q12 consolidated statement of operations and comprehensive income, the 1Q12 consolidated balance sheet and the 4Q12 consolidated statement of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for a description of accounting standards adopted in 2012.

ASC Topic 210 – Balance Sheet
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to Accounting Standards Codification (ASC) Topic 210 – Balance Sheet. The amendments in ASU 2011-11 require an entity to prepare additional disclosures about offsetting and related arrangements. In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11. The adoption of ASU 2011-11 and ASU 2013-01 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 220 – Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02), an update to ASC Topic 220 – Comprehensive Income. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The adoption of ASU 2013-02 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 provides the entity with an option to present total comprehensive income either in a single continuous statement or in two separate but consecutive statements. The adoption of ASU 2011-05 on January 1, 2012 did not have an impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 360 – Property, Plant and Equipment
In December 2011, the FASB issued ASU 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification, a consensus of the FASB Emerging Issues Task Force” (ASU 2011-10), an update to ASC Topic 360 – Property, Plant and Equipment. The ASU specifies that the guidance in ASC Subtopic 360-20, Property, Plant and Equipment – Real Estate Sales, would apply to an entity that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt. The adoption of ASU 2011-10 on July 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 830 – Foreign Currency Matters
In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (ASU 2013-05), an update to ASC Topic 830 – Foreign Currency Matters. The amendments provide guidance for the treatment of the cumulative translation adjustment when an entity ceases to hold a controlling financial interest in a subsidiary or group of assets within a foreign entity. ASU 2013-05 is effective prospectively for interim and annual reporting periods beginning after December 15, 2013 with early adoption permitted. The Group elected to early adopt ASU 2013-05 on January 1, 2013 which did not have a material impact on the Group’s financial position, results of operations or cash flows.

Note 3 Business developments and subsequent events
In April 2013, Credit Suisse announced the signing of an agreement to sell Strategic Partners, its secondary private equity business. The transaction is expected to close by the end of 3Q13.
Credit Suisse Group AG announced that it completed the conversion of CHF 3.8 billion of MACCS into 233,452,670 registered shares of Credit Suisse Group AG and delivered them to the MACCS holders on April 8, 2013. The conversion resulted in a post-transaction number of 1,539,616,660 registered shares of Credit Suisse Group AG issued. The fixed interest, which is equivalent to a rate of 4% per annum, was paid to the MACCS holders on April 2, 2013. The MACCS, which became convertible on March 29, 2013 with settlement and delivery of shares on April 8, 2013, were issued as part of the capital measures announced in July 2012. The MACCS were accounted for as debt until settlement, when they were reclassified to equity, utilizing authorized capital.
In March 2013, Credit Suisse announced that it signed an agreement to acquire Morgan Stanley’s private wealth management businesses in EMEA, excluding Switzerland. The businesses with a total of over USD 13.0 billion of assets under management as of the announcement date are based in the UK, Italy and Dubai, serving predominantly international UHNWI and high-net-worth individual clients across Europe. The acquisition is structured as an asset purchase for the businesses involved. Subject to satisfying certain closing conditions, the acquisition is scheduled to close later in 2013.
In March 2013, Credit Suisse signed an agreement to sell JO Hambro, a London-based investment management boutique, offering discretionary portfolio management services for some of Credit Suisse’s domestic high-net-worth individual clients in the UK. The transaction is expected to close in 2Q13.
In January 2013, Credit Suisse announced the signing of an agreement to sell its ETF business. The transaction is expected to close by the end of 2Q13.

Note 4 Discontinued operations
The Group did not discontinue any material operations in 1Q13.

Note 5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. Beginning in 1Q13, segment assets exclude intra-Group balances between the segments. Prior periods have been reclassified to conform to the current presentation.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on segment information, revenue sharing and cost allocation, funding and taxes.

Net revenues and income before taxes
in	1Q13	4Q12	1Q12
Net revenues (CHF million)
Private Banking & Wealth Management	3,303	3,334	3,485
Investment Banking	3,945	2,664	3,959
Corporate Center	(131)	(277)	(1,566)
Noncontrolling interests without SEI	71	79	169
Net revenues	7,188	5,800	6,047
Income/(loss) before taxes (CHF million)
Private Banking & Wealth Management	881	911	951
Investment Banking	1,300	298	907
Corporate Center	(359)	(840)	(1,818)
Noncontrolling interests without SEI	69	63	158
Income/(loss) before taxes	1,891	432	198

Total assets
end of	1Q13	4Q12	1Q12
Total assets (CHF million)
Private Banking & Wealth Management	284,588	275,683	282,283
Investment Banking	582,272	563,758	617,283
Corporate Center	75,339	80,733	95,856
Noncontrolling interests without SEI	4,419	4,106	4,598
Total assets	946,618	924,280	1,000,020
Beginning in 1Q13, segment assets exclude intra-Group balances between the segments. Prior periods have been reclassified to conform to the current presentation.

Note 6 Net interest income
in	1Q13	4Q12	1Q12
Net interest income (CHF million)
Loans	1,190	1,201	1,213
Investment securities	12	5	21
Trading assets	2,425	2,442	2,666
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	671	650	772
Other	526	545	623
Interest and dividend income	4,824	4,843	5,295
Deposits	(259)	(281)	(388)
Short-term borrowings	(80)	(81)	(20)
Trading liabilities	(1,243)	(1,071)	(1,274)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(336)	(356)	(370)
Long-term debt	(1,044)	(1,055)	(1,287)
Other	(55)	(59)	(72)
Interest expense	(3,017)	(2,903)	(3,411)
Net interest income	1,807	1,940	1,884

Note 7 Commissions and fees
in	1Q13	4Q12	1Q12
Commissions and fees (CHF million)
Lending business	441	483	307
Investment and portfolio management	993	1,072	979
Other securities business	27	23	21
Fiduciary business	1,020	1,095	1,000
Underwriting	419	418	411
Brokerage	1,048	904	989
Underwriting and brokerage	1,467	1,322	1,400
Other services	418	647	465
Commissions and fees	3,346	3,547	3,172

Note 8 Trading revenues
in	1Q13	4Q12	1Q12
Trading revenues (CHF million)
Interest rate products	1,697	196	(332)
Foreign exchange products	384	469	1,037
Equity/index-related products	(82)	(190)	185
Credit products	(360)	(664)	(990)
Commodity, emission and energy products	43	(102)	71
Other products	133	144	218
Trading revenues	1,815	(147)	189
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on trading revenues and managing trading risks.

Note 9 Other revenues
in	1Q13	4Q12	1Q12
Other revenues (CHF million)
Noncontrolling interests without SEI	64	69	144
Loans held-for-sale	(5)	(7)	(10)
Long-lived assets held-for-sale	(15)	95	(2)
Equity method investments	36	68	31
Other investments	57	119	232
Other	83	116	407
Other revenues	220	460	802

Note 10 Provision for credit losses
in	1Q13	4Q12	1Q12
Provision for credit losses (CHF million)
Provision for loan losses	20	84	27
Provision for lending-related and other exposures	2	(14)	7
Provision for credit losses	22	70	34

Note 11 Compensation and benefits
in	1Q13	4Q12		1Q12
Compensation and benefits (CHF million)
Salaries and variable compensation	2,611	2,337	[1]	3,314
Social security	222	156		219
Other [2]	191	227		178
Compensation and benefits [3]	3,024	2,720		3,711
1 Includes Plus Bond awards with a fair value of CHF 187 million granted to managing directors and directors in Investment Banking as part of their 2012 annual compensation.
2 Includes pension and other post-retirement expense of CHF 110 million, CHF 128 million and CHF 112 million in 1Q13, 4Q12 and 1Q12, respectively.
3 Includes severance and other compensation expense relating to headcount reductions of CHF 67 million, CHF 191 million and CHF 45 million as of 1Q13, 4Q12 and 1Q12, respectively.

Note 12 General and administrative expenses
in	1Q13	4Q12	1Q12
General and administrative expenses (CHF million)
Occupancy expenses	290	342	288
IT, machinery, etc.	385	388	343
Provisions and losses	170	375	69
Travel and entertainment	89	107	90
Professional services	454	550	435
Amortization and impairment of other intangible assets	6	7	14
Other	360	353	414
General and administrative expenses	1,754	2,122	1,653

Note 13 Earnings per share
in	1Q13	4Q12	1Q12
Basic net income attributable to shareholders (CHF million)
Net income attributable to shareholders	1,303	263	44
Preferred securities dividends	–	(117)	–
Net income attributable to shareholders for basic earnings per share	1,303	146	44
Available for common shares	1,026	115	41
Available for unvested share-based payment awards	96	10	3
Available for mandatory convertible securities [1]	181	21	–
Diluted net income attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	1,303	146	44
Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	(5)	0	(1)
Net income attributable to shareholders for diluted earnings per share	1,298	146	43
Available for common shares	1,027	115	40
Available for unvested share-based payment awards	94	10	3
Available for mandatory convertible securities [1]	177	21	–
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,313.8	1,301.6	1,244.2
Dilutive contracts that may be settled in shares or cash [3]	24.9	0.0	6.9
Dilutive share options and warrants	2.0	3.3	4.5
Dilutive share awards	1.8	1.8	1.7
Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,342.5	1,306.7	1,257.3
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	122.6	115.1	81.0
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	231.8	233.5	–
Earnings per share available for common shares (CHF)
Basic earnings per share available for common shares	0.78	0.09	0.03
Diluted earnings per share available for common shares	0.76	0.09	0.03
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013 with settlement and delivery of shares on April 8, 2013.
2
Reflects changes in the fair value of the PAF2 units which are reflected in the net profit of the Group until the awards are finally settled. Fair value of the PAF2 units which are reflected in the net profit of the Group are not adjusted for 4Q12, as the effect would be antidilutive.

3
Reflects weighted-average shares outstanding on PAF2 units. Weighted-average shares on PAF2 units for 4Q12 were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

4
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 13.7 million, 50.6 million, 28.5 million for 1Q13, 4Q12 and 1Q12, respectively.

Note 14 Trading assets and liabilities
end of	1Q13	4Q12	1Q12
Trading assets (CHF million)
Debt securities	132,709	135,871	154,676
Equity securities [1]	85,087	74,895	87,340
Derivative instruments [2]	33,312	33,208	44,505
Other	13,093	12,425	14,076
Trading assets	264,201	256,399	300,597
Trading liabilities (CHF million)
Short positions	52,348	51,303	65,696
Derivative instruments [2]	39,142	39,513	48,804
Trading liabilities	91,490	90,816	114,500
1 Including convertible bonds.
2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	1Q13	4Q12	1Q12
Cash collateral – netted (CHF million) [1]
Cash collateral paid	35,137	36,662	34,778
Cash collateral received	31,626	33,373	32,420
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	12,030	10,904	12,317
Cash collateral received	13,399	12,224	10,948
1 Recorded as cash collateral netting on derivative instruments in Note 24 – Derivatives and hedging activities.
2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

Note 15 Investment securities
The required disclosures for investment securities will be included in the Financial Report 1Q13, which will be published on the Group’s website and filed with the SEC on or about May 7, 2013.

Note 16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on loans, allowance for loan losses, credit quality and impaired loans.

The required disclosures on loan purchases, reclassifications and sales, credit quality and impaired loans will be included in the Financial Report 1Q13, which will be published on the Group’s website and filed with the SEC on or about May 7, 2013.

Loans
end of	1Q13	4Q12	1Q12
Loans (CHF million)
Mortgages	92,703	91,872	89,598
Loans collateralized by securities	29,251	27,363	25,950
Consumer finance	7,461	6,901	6,320
Consumer	129,415	126,136	121,868
Real estate	26,561	26,725	25,605
Commercial and industrial loans	64,833	62,709	59,363
Financial institutions	24,544	24,905	23,473
Governments and public institutions	4,642	2,729	2,346
Corporate & institutional	120,580	117,068	110,787
Gross loans	249,995	243,204	232,655
Net (unearned income)/deferred expenses	(84)	(59)	(51)
Allowance for loan losses	(916)	(922)	(908)
Net loans	248,995	242,223	231,696
Gross loans by location (CHF million)
Switzerland	151,362	151,226	148,181
Foreign	98,633	91,978	84,474
Gross loans	249,995	243,204	232,655
Impaired loan portfolio (CHF million)
Non-performing loans	929	859	993
Non-interest-earning loans	324	313	228
Total non-performing and non-interest-earning loans	1,253	1,172	1,221
Restructured loans	20	30	8
Potential problem loans	508	527	497
Total other impaired loans	528	557	505
Gross impaired loans	1,781	1,729	1,726

Allowance for loan losses by loan portfolio
	1Q13			4Q12			1Q12
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	288	634	922	287	610	897	289	621	910
Net movements recognized in statements of operations	21	(1)	20	26	58	84	22	5	27
Gross write-offs	(33)	(21)	(54)	(29)	(36)	(65)	(26)	(17)	(43)
Recoveries	5	2	7	3	4	7	11	8	19
Net write-offs	(28)	(19)	(47)	(26)	(32)	(58)	(15)	(9)	(24)
Provisions for interest	2	5	7	2	7	9	3	5	8
Foreign currency translation impact and other adjustments, net	2	12	14	(1)	(9)	(10)	(4)	(9)	(13)
Balance at end of period	285	631	916	288	634	922	295	613	908
of which individually evaluated for impairment	232	457	689	239	457	696	230	437	667
of which collectively evaluated for impairment	53	174	227	49	177	226	65	176	241

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.
The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2012 for further information on internal ratings and the scope of the credit quality disclosures.

Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2012 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Note 17 Other assets and other liabilities
end of	1Q13	4Q12	1Q12
Other assets (CHF million)
Cash collateral on derivative instruments	12,030	10,904	12,317
Cash collateral on non-derivative transactions	1,672	1,995	2,454
Derivative instruments used for hedging	2,667	3,930	3,239
Assets held-for-sale	20,281	20,343	20,634
of which loans	19,772	19,894	20,147
of which real estate	508	442	459
Assets held for separate accounts	13,023	13,414	14,707
Interest and fees receivable	5,350	5,861	5,389
Deferred tax assets	6,968	7,102	8,609
Prepaid expenses	862	538	680
Failed purchases	2,997	2,699	1,338
Other	6,354	6,126	4,342
Other assets	72,204	72,912	73,709
Other liabilities (CHF million)
Cash collateral on derivative instruments	13,399	12,224	10,948
Cash collateral on non-derivative transactions	1,660	1,246	996
Derivative instruments used for hedging	931	1,182	2,181
Provisions [1]	1,511	1,362	1,104
Liabilities held for separate accounts	13,023	13,414	14,707
Interest and fees payable	6,395	6,752	6,576
Current tax liabilities	886	863	747
Deferred tax liabilities	160	130	318
Failed sales	3,234	4,336	6,258
Other	15,671	16,128	16,094
Other liabilities	56,870	57,637	59,929
1 Includes provisions for bridge commitments.

Note 18 Long-term debt
end of	1Q13	4Q12	1Q12
Long-term debt (CHF million)
Senior	111,962	115,861	122,792
Subordinated	16,624	17,741	19,762
Non-recourse liabilities from consolidated VIEs	14,508	14,532	13,077
Long-term debt	143,094	148,134	155,631

Additional information on structured notes by product will be included in the Financial Report 1Q13, which will be published on the Group’s website and filed with the SEC on or about May 7, 2013.

Note 19 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
1Q13 (CHF million)
Balance at beginning of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Increase/(decrease)	5	754	(7)	6	0	758
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	(3)
Reclassification adjustments, included in net income	0	46	0	64	(27)	83
Total increase/(decrease)	2	800	(7)	70	(27)	838
Balance at end of period	(27)	(11,967)	77	(3,731)	583	(15,065)
4Q12 (CHF million)
Balance at beginning of period	(41)	(11,987)	89	(3,569)	310	(15,198)
Increase/(decrease)	0	(804)	3	(346)	319	(828)
Increase/(decrease) due to equity method investments	12	0	0	0	0	12
Reclassification adjustments, included in net income	0	24	(8)	114	(19)	111
Total increase/(decrease)	12	(780)	(5)	(232)	300	(705)
Balance at end of period	(29)	(12,767)	84	(3,801)	610	(15,903)
1Q12 (CHF million)
Balance at beginning of period	(66)	(11,778)	99	(3,751)	362	(15,134)
Increase/(decrease)	(1)	(939)	185	31	0	(724)
Increase/(decrease) due to equity method investments	15	0	0	0	0	15
Reclassification adjustments, included in net income	0	1	(1)	42	(22)	20
Total increase/(decrease)	14	(938)	184	73	(22)	(689)
Balance at end of period	(52)	(12,716)	283	(3,678)	340	(15,823)

Additional information on accumulated other comprehensive income will be included in the Financial Report 1Q13, which will be published on the Group’s website and filed with the SEC on or about May 7, 2013.

Additional share information
	1Q13		4Q12		1Q12
Common shares issued
Balance at beginning of period	1,320,829,922		1,320,087,848		1,224,333,062
Issuance of common shares	18,822,723		742,074		180,858
of which share-based compensation	18,822,723		742,074		180,858
Balance at end of period	1,339,652,645		1,320,829,922		1,224,513,920
Treasury shares
Balance at beginning of period	(27,036,831)		(27,423,014)		(4,010,074)
Sale of treasury shares	85,932,507		109,063,051		74,369,036
Repurchase of treasury shares	(90,504,926)		(108,788,150)		(70,484,278)
Share-based compensation	4,113,937		111,282		125,316
Balance at end of period	(27,495,313)		(27,036,831)		0
Common shares outstanding
Common shares outstanding	1,312,157,332	[1]	1,293,793,091	[2]	1,224,513,920	[3]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 752,676,931 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares are reserved for BCN and MACCS.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 771,499,654 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares are reserved for BCN and MACCS.

3 At par value CHF 0.04 each, fully paid. A maximum of 643,620,119 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Note 20 Offsetting of financial assets and financial liabilities
The required disclosures for offsetting of financial assets and financial liabilities will be included in the Financial Report 1Q13, which will be published on the Group’s website and filed with the SEC on or about May 7, 2013.

Note 21 Tax
The income tax expense of CHF 510 million recorded in 1Q13 mainly reflected the impact of the geographical mix of results. Overall, net deferred tax assets decreased CHF 164 million to CHF 6,808 million as of the end of 1Q13 compared to 4Q12. The decrease in net deferred tax assets primarily related to earnings, partially offset by foreign exchange gains.
The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of March 31, 2013, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 8.0 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 3 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2009; Brazil – 2008; the UK – 2006; the US – 2006; Japan – 2005; and the Netherlands – 2005.
Additional information on tax will be included in the Financial Report 1Q13, which will be published on the Group’s website and filed with the SEC on or about May 7, 2013.

Effective tax rate
in	1Q13	4Q12	1Q12
Effective tax rate (%)
Effective tax rate	27.0	23.1	(8.1)

Net deferred tax assets
end of	1Q13	4Q12
Net deferred tax assets (CHF million)
Deferred tax assets	6,968	7,102
of which net operating losses	1,915	2,045
of which deductible temporary differences	5,053	5,057
Deferred tax liabilities	(160)	(130)
Net deferred tax assets	6,808	6,972

Note 22 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Plus Bond awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and other cash awards.
> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

The following tables show the expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 1Q13 and prior periods and the associated remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized deferred compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	1Q13	4Q12	1Q12
Deferred compensation expense (CHF million)
Share awards	254	186	206
Performance share awards	204	81	103
Plus Bond awards [1]	10	0	0
2011 Partner Asset Facility awards [2]	(7)	60	534
Adjustable Performance Plan share awards	5	44	0
Adjustable Performance Plan cash awards [3]	(3)	18	108
Restricted Cash Awards	54	37	41
Scaled Incentive Share Units	7	14	30
Incentive Share Units [3]	(2)	11	19
2008 Partner Asset Facility awards [2]	42	48	49
Other cash awards	117	103	90
Total deferred compensation expense	681	602	1,180
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period. in 4Q12, CHF 187 million was expensed and reflected in other compensation and benefits expense, representing the fair value of the Plus Bonds that were granted and fully vested on December 31, 2012.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
3 Includes clawbacks.

Estimated unrecognized deferred compensation expense
end of	1Q13
Estimated unrecognized deferred compensation expense (CHF million)
Share awards	1,388
Performance share awards	622
Plus Bond awards	33
Adjustable Performance Plan share awards	34
Adjustable Performance Plan cash awards	46
Restricted Cash Awards	246
Scaled Incentive Share Units	52
Other cash awards	186
Total	2,607

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.7

1Q13 activity
In 1Q13, the Group granted share awards, performance share awards, Plus Bond awards and Restricted Cash Awards as part of the 2012 variable compensation. Expense recognition for these awards began in 1Q13 and will continue over the remaining service or vesting period of each respective award.

Share awards
In 1Q13, the Group granted 38.9 million share awards at a weighted-average share price of CHF 26.40. Each share award granted entitles the holder of the award to receive one Group share, does not contain a leverage component or a multiplier effect and is subject to service conditions as it vests over three years, such that the share awards vest equally on each of the three anniversaries of the grant date.

Performance share awards
In 1Q13, the Group granted 26.6 million performance share awards at a weighted-average share price of CHF 26.44. Each performance share award granted entitles the holder of the award to receive one Group share. Performance share awards also vest over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. Unlike share awards, however, the outstanding performance share awards are subject to a negative adjustment in the event of a divisional loss or a negative ROE of the Group.

Plus Bond awards
In 1Q13, managing directors and directors outside of the Investment Banking division were given the opportunity to voluntarily reallocate a portion of the share award component of their deferred awards into Plus Bond awards. The Plus Bond awards resulting from the voluntary reallocation offer had a notional value of CHF 38 million, will vest on the third anniversary of the grant date on January 17, 2016 and will be expensed over the vesting period.

Restricted Cash Awards
In 1Q13, managing directors and directors in the Investment Banking division received the cash component of their variable compensation in the form of Restricted Cash Awards, which are cash payments that are subject to a pro-rata repayment in the event of voluntary resignation or termination for cause within three years of the grant. The Group granted Restricted Cash Awards with a total value of CHF 299 million.

Incentive Share Units
In 1Q13, ISU leverage units granted in 2010 were settled. In accordance with the terms of the plan, the ISU leverage units did not have a value at settlement.

Share-based award activity
	1Q13
Number of awards (in millions)	Share awards	Performance share awards	Adjustable Performance Plan share awards		SISU awards	ISU awards
Share-based award activities
Balance at beginning of period	55.8	23.3	30.8		9.6	3.6
Granted	38.9	26.6	1.2	[1]	0.0	0.0
Settled	(13.2)	(4.8)	(10.7)		(3.7)	(1.2)
Forfeited	(0.7)	(0.3)	(0.1)		(0.1)	(0.1)
Balance at end of period	80.8	44.8	21.2		5.8	2.3
of which vested	6.8	3.6	6.9		2.1	0.5
of which unvested	74.0	41.2	14.3		3.7	1.8
1 Represents additional units earned in 1Q13 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

Note 23 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 471 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2013. As of the end of 1Q13, CHF 160 million of contributions had been made.

Components of total pension costs
in	1Q13	4Q12	1Q12
Total pension costs (CHF million)
Service costs on benefit obligation	94	93	95
Interest costs on benefit obligation	109	128	128
Expected return on plan assets	(184)	(195)	(194)
Amortization of recognized prior service cost/(credit)	(23)	(14)	(14)
Amortization of recognized actuarial losses	86	58	57
Net periodic pension costs	82	70	72
Settlement losses/(gains)	0	90	0
Curtailment losses/(gains)	(11)	(11)	(15)
Special termination benefits	8	4	6
Total pension costs	79	153	63

Note 24 Derivatives and hedging activities
The required disclosures for derivatives and hedging activities and related contingent credit risk will be included in the Financial Report 1Q13, which will be published on the Group’s website and filed with the SEC on or about May 7, 2013.
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information.

Note 25 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a detailed description of guarantees.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
1Q13 (CHF million)
Credit guarantees and similar instruments	10,139	2,529	12,668	12,340		156	2,180
Performance guarantees and similar instruments	4,861	4,622	9,483	8,609		94	3,378
Securities lending indemnifications	13,061	0	13,061	13,061		0	13,061
Derivatives [2]	17,828	12,181	30,009	30,009		858	–	[3]
Other guarantees	4,218	1,204	5,422	5,400		4	2,636
Total guarantees	50,107	20,536	70,643	69,419		1,112	21,255
4Q12 (CHF million)
Credit guarantees and similar instruments	10,104	2,729	12,833	12,446		167	2,166
Performance guarantees and similar instruments	5,160	4,371	9,531	8,793		139	3,336
Securities lending indemnifications	12,211	0	12,211	12,211		0	12,211
Derivatives [2]	21,197	14,218	35,415	35,415		985	–	[3]
Other guarantees	4,297	1,122	5,419	5,397		3	2,812
Total guarantees	52,969	22,440	75,409	74,262		1,294	20,525
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2012 to June 30, 2013 is CHF 0.7 billion. These deposit insurance guarantees were reflected in other guarantees.

PAF2 transaction
The Group’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Group. In 1Q12, the Group entered into the PAF2 transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covers approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Group, and is addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element is retained by the Group and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.
The model used to value the PAF2 awards is the standard Gaussian copula valuation model used for synthetic collateralized debt obligation (CDO) trades with adjustments necessary to incorporate the specific nature of the PAF2 transaction. The key model inputs are notional value, correlation assumption, credit spreads, liquidity and recovery rates of the portfolio, the Group’s own credit spread and the maturity of the trade. In the model, the credit spreads of the counterparties determine the respective probability of default. Such probability is used to compute the expected value of the cash flows contingent on survival and on default of the counterparties in the reference portfolio. The credit spreads are sourced using observable data from CDS on the specific reference entity. Where a specific reference entity curve does not exist for a reference name in the portfolio, a proxy curve is used. The expected value of the counterparty exposure on default determines the equivalent notional value for the given name. This is computed from the effective positive exposure which is the weighted average over time of the expected exposure used by the Group for counterparty risk management. As of the end of 1Q13, the carrying value of the PAF2 awards was CHF 615 million. The amount of the PAF2 awards compensation expense for 1Q13 was a credit of CHF 8 million and is included in the amount reflected in the “Deferred compensation expense” table in Note 22 – Employee deferred compensation, which includes deferred compensation expense for a smaller plan unrelated to the hedging aspects of this transaction.
The Group has purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The value of the senior layer is calculated using the same model as for the PAF2 awards. As of the end of 1Q13, the CDS had a positive replacement value of CHF 16 million. The Group also has a credit support facility with this entity that allows the Group to provide credit support in connection with other assets that are commonly financed through the issuance of commercial paper (CP) and, in connection with the CDS, to provide immediately available funding to this entity in certain circumstances. Among others, such circumstances include: (i) a disruption of the CP market such that the entity cannot issue or roll a CP to fund the CDS payment or repay a maturing CP; (ii) the interest payable on the CP exceeds certain thresholds and the Group instructed the entity to draw on the facility instead of issuing a CP; (iii) a CP was issued by the entity to fund a CDS payment and subsequently the short-term rating of the facility provider is downgraded; or (iv) to repay any outstanding CP at the maturity date of the facility. Any funded amount may be settled by the assignment of the rights and obligations of the CDS to the Group. The credit support facility is accounted for on an accrual basis and is reflected in credit guarantees and similar instruments in the “Guarantees” table. As of the end of 1Q13, the carrying value of the credit support facility included in this table was CHF 8 million. The transaction overall is a four-year transaction, but can be extended to nine years. The Group has the right to terminate the third-party transaction for certain reasons, including certain regulatory developments.
In December 2012, the BCBS published updated regulatory guidance that makes the PAF2 transaction as currently structured ineligible for counterparty credit spread hedging under the Basel III framework. As a result of this new guidance, the Group now has the right to exercise the regulatory call to restructure or terminate the CDS and the credit support facility layer at par and terminate the mezzanine layer at fair value. The Group is evaluating restructuring the transaction in order for the PAF2 transaction as a whole to remain an eligible counterparty credit spread hedge under Basel III, or alternatively, the Group may decide to terminate the transaction in its entirety.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.
> Refer to “Note 29 – Litigation” for further information.

Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.
Additional information on representations and warranties on residential mortgage loans sold will be included in the Financial Report 1Q13, which will be published on the Group’s website and filed with the SEC on or about May 7, 2013.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a description of these guarantees.

Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 31 – Guarantees and commitments in the Credit Suisse Annual Report 2012 for a description of these commitments.

Other commitments
	1Q13							4Q12
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,457	41	5,498		5,406		2,756	6,217	41	6,258		6,061		3,219
Loan commitments	170,372	68,785	239,157	[2]	233,924		159,097	169,462	67,648	237,110	[2]	231,639		153,460
Forward reverse repurchase agreements	37,384	0	37,384		37,384		37,384	45,556	0	45,556		45,556		45,556
Other commitments	1,899	1,564	3,463		3,463		147	949	1,612	2,561		2,561		131
Total other commitments	215,112	70,390	285,502		280,177		199,384	222,184	69,301	291,485		285,817		202,366
1 Total net amount is computed as the gross amount less any participations.
2
Includes CHF 141,556 million and CHF 139,709 million of unused credit limits as of the end of 1Q13 and 4Q12, respectively, which were revocable at the Group's sole discretion upon notice to the client.

Note 26 Transfers of financial assets and variable interest entities
The required disclosures for transfers of financial assets and variable interest entities will be included in the Financial Report 1Q13, which will be published on the Group’s website and filed with the SEC on or about May 7, 2013.
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets

Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS and RMBS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or asset-backed securities (ABS) typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2012 for a detailed description of continuing involvement in transferred financial assets.

Variable interest entities

As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2012 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.

Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 26 days and 27 days as of 1Q13 and 4Q12, respectively. As of 1Q13 and 4Q12, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including advance financing receivables, auto and equipment loans or leases and student loans. As of 1Q13 and 4Q12, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 1.8 years and 2.9 years as of 1Q13 and 4Q12, respectively.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.

Note 27 Financial instruments

Concentrations of credit risk

Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 for further information on the Group’s concentrations of credit risk.

Fair value measurement

The required disclosures for the fair value of financial instruments will be included in the Financial Report 1Q13, which will be published on the Group’s website and filed with the SEC on or about May 7, 2013.
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. This change to the fair value measurement guidance is consistent with industry practice. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:

– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Note 28 Assets pledged and collateral
The required disclosures for assets pledged and collateral will be included in the Financial Report 1Q13, which will be published on our website and filed with the SEC on or about May 7, 2013.
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Note 29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2012 and updated in subsequent quarterly reports (including below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues litigation provisions (including estimated fees and expenses of external lawyers and other service providers) and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings, the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 37 referenced above and updated in quarterly reports and below for which the Group believes an estimate is possible is zero to CHF 1.8 billion.
In 1Q13, the Group recorded net litigation provisions of CHF 164 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

Individual investor actions
On March 29, 2013, the US District Court for the Southern District of New York (SDNY) dismissed in its entirety the action brought against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates and employees by The Union Central Life Insurance Company and affiliated entities, although plaintiffs have the ability to seek to amend their complaint within 60 days of the SDNY’s decision. On April 8, 2013, the US District Court for the District of Kansas dismissed in part the action brought against CSS LLC and its affiliates by the National Credit Union Administration Board, as liquidating agent of the US Central Federal Credit Union, Western Corporate Federal Credit Union and Southwest Corporate Federal Credit Union, reducing the RMBS at issue for CSS LLC and its affiliates from approximately USD 715 million to approximately USD 311 million. On April 8, 2013, the US District Court for the Central District of California dismissed in its entirety one of the two actions pending in such court against CSS LLC brought by the Federal Deposit Insurance Corporation, as receiver for Colonial Bank; claims in the remaining action relate to approximately USD 46 million of the RMBS at issue (approximately 16% of the USD 283 million at issue against all defendants in the operative pleading).

Monoline insurer disputes
On April 2, 2013, Financial Guaranty Insurance Company (FGIC) filed an action against CSS LLC and one of its affiliates in the Supreme Court for the State of New York, New York County relating to insurance issued by FGIC guaranteeing payment of principal and interest on approximately USD 240 million of RMBS issued in one offering sponsored by CSS LLC’s affiliate. FGIC has demanded that the Credit Suisse defendants repurchase loans underlying the offering with an aggregate principal amount of approximately USD 36.6 million.

Repurchase litigations
On April 8, 2013, Home Equity Mortgage Trust Series 2006-5 filed a complaint relating to its claims against DLJ Mortgage Capital, Inc. (DLJ), adding Select Portfolio Servicing, Inc. (SPS) as a defendant, alleging that SPS likely discovered DLJ's alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. The complaint also increased the alleged damages from not less than USD 497 million to more than USD 500 million.

Note 30 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 1Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,712	2,978		4,690	14		120		4,824
Interest expense	(974)	(1,960)		(2,934)	(12)		(71)		(3,017)
Net interest income	738	1,018		1,756	2		49		1,807
Commissions and fees	954	2,340		3,294	2		50		3,346
Trading revenues	7	1,801		1,808	0		7		1,815
Other revenues	217	24		241	1,275	[2]	(1,296)		220
Net revenues	1,916	5,183		7,099	1,279		(1,190)		7,188
Provision for credit losses	0	2		2	0		20		22
Compensation and benefits	925	2,113		3,038	14		(28)		3,024
General and administrative expenses	507	1,263		1,770	(40)		24		1,754
Commission expenses	63	431		494	0		3		497
Total other operating expenses	570	1,694		2,264	(40)		27		2,251
Total operating expenses	1,495	3,807		5,302	(26)		(1)		5,275
Income/(loss) before taxes	421	1,374		1,795	1,305		(1,209)		1,891
Income tax expense	99	385		484	2		24		510
Net income/(loss)	322	989		1,311	1,303		(1,233)		1,381
Net income/(loss) attributable to noncontrolling interests	69	146		215	0		(137)		78
Net income/(loss) attributable to shareholders	253	843		1,096	1,303		(1,096)		1,303
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 1Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	322	989		1,311	1,303	(1,233)		1,381
Gains/(losses) on cash flow hedges	0	4		4	(2)	0		2
Foreign currency translation	739	195		934	0	(7)		927
Unrealized gains/(losses) on securities	0	(4)		(4)	0	(3)		(7)
Actuarial gains/(losses)	10	4		14	0	56		70
Net prior service credit/(cost)	0	0		0	0	(27)		(27)
Other comprehensive income/(loss), net of tax	749	199		948	(2)	19		965
Comprehensive income/(loss)	1,071	1,188		2,259	1,301	(1,214)		2,346
Comprehensive income/(loss) attributable to noncontrolling interests	192	278		470	0	(265)		205
Comprehensive income/(loss) attributable to shareholders	879	910		1,789	1,301	(949)		2,141
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations
in 1Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,841	3,315		5,156	31		108		5,295
Interest expense	(1,034)	(2,344)		(3,378)	(31)		(2)		(3,411)
Net interest income	807	971		1,778	0		106		1,884
Commissions and fees	960	2,151		3,111	2		59		3,172
Trading revenues	740	(380)		360	0		(171)		189
Other revenues	286	515		801	28	[2]	(27)		802
Net revenues	2,793	3,257		6,050	30		(33)		6,047
Provision for credit losses	(4)	26		22	0		12		34
Compensation and benefits	1,159	2,547		3,706	12		(7)		3,711
General and administrative expenses	417	1,225		1,642	(29)		40		1,653
Commission expenses	56	391		447	0		4		451
Total other operating expenses	473	1,616		2,089	(29)		44		2,104
Total operating expenses	1,632	4,163		5,795	(17)		37		5,815
Income/(loss) before taxes	1,165	(932)		233	47		(82)		198
Income tax expense/(benefit)	399	(376)		23	3		(42)		(16)
Net income/(loss)	766	(556)		210	44		(40)		214
Net income attributable to noncontrolling interests	186	19		205	0		(35)		170
Net income/(loss) attributable to shareholders	580	(575)		5	44		(5)		44
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 1Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	766	(556)		210	44	(40)		214
Gains/(losses) on cash flow hedges	0	(1)		(1)	15	0		14
Foreign currency translation	(830)	(390)		(1,220)	0	103		(1,117)
Unrealized gains/(losses) on securities	0	174		174	0	10		184
Actuarial gains/(losses)	9	3		12	0	61		73
Net prior service credit/(cost)	(1)	1		0	0	(22)		(22)
Other comprehensive income/(loss), net of tax	(822)	(213)		(1,035)	15	152		(868)
Comprehensive income/(loss)	(56)	(769)		(825)	59	112		(654)
Comprehensive income/(loss) attributable to noncontrolling interests	21	(160)		(139)	0	130		(9)
Comprehensive income/(loss) attributable to shareholders	(77)	(609)		(686)	59	(18)		(645)
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 1Q13	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	5,297	52,138		57,435	19	(212)		57,242
Interest-bearing deposits with banks	90	2,946		3,036	0	(1,255)		1,781
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	130,938	49,566		180,504	0	9		180,513
Securities received as collateral	35,575	(2,376)		33,199	0	0		33,199
Trading assets	86,510	177,801		264,311	0	(110)		264,201
Investment securities	0	1,915		1,915	0	1,513		3,428
Other investments	6,015	5,863		11,878	36,884	(36,678)		12,084
Net loans	23,624	210,012		233,636	4,490	10,869		248,995
Premises and equipment	1,062	4,331		5,393	0	200		5,593
Goodwill	601	7,105		7,706	0	878		8,584
Other intangible assets	91	165		256	0	0		256
Brokerage receivables	25,011	33,526		58,537	0	1		58,538
Other assets	15,765	56,148		71,913	199	92		72,204
Total assets	330,579	599,140		929,719	41,592	(24,693)		946,618
Liabilities and equity (CHF million)
Due to banks	232	34,711		34,943	3,274	(3,184)		35,033
Customer deposits	0	305,805		305,805	0	10,876		316,681
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	132,697	(5,515)		127,182	0	0		127,182
Obligation to return securities received as collateral	35,575	(2,376)		33,199	0	0		33,199
Trading liabilities	20,449	71,221		91,670	0	(180)		91,490
Short-term borrowings	17,121	3,764		20,885	0	3,772		24,657
Long-term debt	36,485	105,537		142,022	448	624		143,094
Brokerage payables	54,345	19,121		73,466	0	0		73,466
Other liabilities	11,412	45,114		56,526	45	299		56,870
Total liabilities	308,316	577,382		885,698	3,767	12,207		901,672
Total shareholders' equity	18,397	17,808		36,205	37,825	(36,205)		37,825
Noncontrolling interests	3,866	3,950		7,816	0	(695)		7,121
Total equity	22,263	21,758		44,021	37,825	(36,900)		44,946

Total liabilities and equity	330,579	599,140		929,719	41,592	(24,693)		946,618
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q12	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,388	56,988		61,376	19	368		61,763
Interest-bearing deposits with banks	86	3,633		3,719	0	(1,774)		1,945
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	124,976	58,470		183,446	0	9		183,455
Securities received as collateral	34,980	(4,935)		30,045	0	0		30,045
Trading assets	87,958	168,644		256,602	0	(203)		256,399
Investment securities	0	1,939		1,939	0	1,559		3,498
Other investments	5,899	5,917		11,816	35,088	(34,882)		12,022
Net loans	22,945	204,553		227,498	4,459	10,266		242,223
Premises and equipment	1,062	4,354		5,416	0	202		5,618
Goodwill	581	6,929		7,510	0	879		8,389
Other intangible assets	77	166		243	0	0		243
Brokerage receivables	20,545	25,223		45,768	0	0		45,768
Other assets	15,469	57,313		72,782	173	(43)		72,912
Total assets	318,966	589,194		908,160	39,739	(23,619)		924,280
Liabilities and equity (CHF million)
Due to banks	164	30,410		30,574	3,753	(3,313)		31,014
Customer deposits	1	297,689		297,690	0	10,622		308,312
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	127,666	5,055		132,721	0	0		132,721
Obligation to return securities received as collateral	34,980	(4,935)		30,045	0	0		30,045
Trading liabilities	23,332	67,759		91,091	0	(275)		90,816
Short-term borrowings	20,102	(5,264)		14,838	0	3,803		18,641
Long-term debt	35,485	111,512		146,997	437	700		148,134
Brokerage payables	44,400	20,276		64,676	0	0		64,676
Other liabilities	12,008	45,359		57,367	51	219		57,637
Total liabilities	298,138	567,861		865,999	4,241	11,756		881,996
Total shareholders' equity	17,318	17,449		34,767	35,498	(34,767)		35,498
Noncontrolling interests	3,510	3,884		7,394	0	(608)		6,786
Total equity	20,828	21,333		42,161	35,498	(35,375)		42,284

Total liabilities and equity	318,966	589,194		908,160	39,739	(23,619)		924,280
1 Includes eliminations and consolidation adjustments.

List of abbreviations

A
ADS	American Depositary Share
AMF	Asset Management Finance LLC
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BCN	Buffer capital notes
BIS	Bank for International Settlements
bp	Basis point
C
CDO	Collateralized debt obligation
CDS	Credit default swap
CET1	Common equity tier 1
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CPR	Constant prepayment rate
CVA	Credit valuation adjustment
D
DLJ	DLJ Mortgage Capital, Inc.
DVA	Debit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
ETF	Exchange-traded funds
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FINMA	Swiss Financial Market Supervisory Authority
G
G-7	Group of seven leading industry nations
G-20	Group of Twenty Finance Ministers and Central Bank Governors
G-SIB	Global systemically important banks
GSE	Government-sponsored enterprise
I
IPO	Initial public offering
ISU	Incentive Share Unit
IT	Information technology
K
KPI	Key performance indicator

L
LCR	Liquidity coverage ratio
M
MACCS	Mandatory and contingent convertible securities
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PAF2	2011 Partner Asset Facility
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCNY	Supreme Court for the State of New York, New York County
SDNY	Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SISU	Scaled Incentive Share Unit
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
T
TRS	Total return swap
U
UK	United Kingdom
UHNWI	Ultra-high-net-worth individual
US	United States of America
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-risk
VARMC	Valuation and Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year

Investor information

Share data
	in / end of
	1Q13	2012		2011		2010
Share price (common shares, CHF)
Average	25.98	21.23		31.43		45.97
Minimum	23.46	16.01		19.65		37.04
Maximum	27.44	27.20		44.99		56.40
End of period	24.91	22.26		22.07		37.67
Share price (American Depositary Shares, USD)
Average	27.80	22.70		35.36		44.16
Minimum	25.16	16.20		21.20		36.54
Maximum	30.26	29.69		47.63		54.57
End of period	26.20	24.56		23.48		40.41
Market capitalization
Market capitalization (CHF million)	33,371	29,402		27,021		44,683
Market capitalization (USD million)	35,099	32,440		28,747		47,933
Dividend per share (CHF)
Dividend per share	–	0.75	[1]	0.75	[2,3]	1.30	[3]
1
Proposal of the Board of Directors to the Annual General Meeting on April 26, 2013. Refer to "Capital distribution proposal" in I – Credit Suisse results – Core results – Information and developments in the Credit Suisse Financial Report 4Q12 for further information.

2 The distribution was payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.
3 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.

Bond ratings
as of April 23, 2013	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	A2	A	A
Outlook	Stable	Negative	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A+	A
Outlook	Stable	Negative	Stable

Financial calendar and contacts

Financial calendar
Annual General Meeting	Friday, April 26, 2013
Capital distribution payment – cash	Monday, May 6, 2013
Capital distribution payment – stock	Monday, May 13, 2013
Second quarter 2013 results	Thursday, July 25, 2013
Third quarter 2013 results	Thursday, October 24, 2013
Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news
Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
Publikationenbestellungen/TLSA 221
P.O. Box
8070 Zurich
Switzerland

US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	Credit Suisse c/o
American Stock Transfer & Trust Co.
Peck Slip Station
P.O. Box 2050
New York, NY 10272-2050
United States
US and Canada phone	+1 800 301 35 17
Phone from outside US and Canada	+1 718 921 81 37
E-mail	DB@amstock.com

Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 26 60
E-Mail	robert.rohner@credit-suisse.com

Foreign currency translation rates
	End of			Average in
	1Q13	4Q12	1Q12	1Q13	4Q12	1Q12
1 USD / 1 CHF	0.95	0.92	0.90	0.92	0.93	0.91
1 EUR / 1 CHF	1.22	1.21	1.20	1.22	1.21	1.21
1 GBP / 1 CHF	1.44	1.48	1.44	1.44	1.49	1.45
100 JPY / 1 CHF	1.01	1.06	1.10	1.01	1.14	1.16

Cautionary statement regarding forward-looking information

This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors“ in I – Information on the company in our Annual Report 2012.

Our 2012 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile 2012, is available on our website www.credit-suisse.com/investors

Photography: Alberto Venzago

Production: Management Digital Data AG

Printer: Neidhart + Schön AG

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16

www.credit-suisse.com

5520124 English